

Credit Rating Agency

Procedures and Methodologies

Exhibit 2

TABLE OF CONTENTS


1. PROCEDURES

A. Initiation of Credit Ratings

The credit rating process begin following initial contact from the Business Development Department with the entity or issuer sending sales materials, which include corporate presentation and general datasheet. HR Ratings then sends an economic proposal, engagement letter or proposed service agreement, with the list of information required.

A service agreement or the appropriate legal instrument is then finalized and sent to the entity or issuer, together with the Code of Conduct. The entity or issuer and the HR Ratings Director of Business Development executes the service agreement or appropriate legal instrument, and the contractual legal relationship with the entity or issuer is formalized.

HR Ratings may issue unsolicited ratings, for which HR Ratings will not receive any payment and may or not may sign a service agreement, engagement letter or legal instrument. Where applicable, an NDA will be signed. Unsolicited ratings will be prepared according to the same methodologies as requested ratings and will follow the same rating process, accordingly. HR Ratings will surveillance unsolicited ratings and may withdraw an unsolicited rating at any time.

The Director of Business Development and the entity or issuer designate the individuals authorized to send and receive information throughout the course of the rating process. The initial contact information is entered in HR´s internal electronic system.

The HR Ratings internal control procedures determine the sufficiency of the information to be used to assign the rating. This information must be generated and provided by reliable sources.

Public and private information from parties other than the issuer is also used as part of the credit rating process. Depending on the reliability of the source, HR Ratings reserves the right to evaluate third party information. Information derived from official governmental sources is presumed to be valid. HR Ratings uses all information available at the time of analysis, including available public information that is relevant to the specific rating, as well as non-public information, consistent with regulatory norms.

B. Rating Process

HR Ratings' analysis begins with the assignment of the Senior or Lead Analyst by the Operations Department. The Operations Department then designates the Lead Analyst with primary responsibility for the project. The other analysists, who are secondarily responsible for the project, assist in the rating process. The Lead Analyst, together with any secondary analysts, comprise the "analysis team."

The Operations Department will consider the log of potential conflicts of interest maintained on HR Ratings' internal electronic monitoring system.

The Senior and Lead Analyst, and any secondary analysts, are responsible for conducting the entire analysis, as well as the presentation to the Analysis Committee, including preparation of all supporting documents such as the: analysis report (or press release when there is no analysis report), rating letter (if applicable), technical note, legal opinion, datasheet for the influential rating (where applicable and updated to the date of the Credit Analysis Committee session), and minutes of the previous Credit Analysis Committee regarding the entity, issuer or operation in question. These documents are referred to jointly as the Credit Analysis Committee packet.

When the rating considers influential ratings assigned by other rating agencies, the analysis team monitor these influential ratings weekly. For the purposes of the above, each area of the Credit Analysis Department maintains the current datasheet


corresponding to the information for the influential rating in question by the last business day of each week.

In the event of any questions or issues regarding the operation of the analysis team, a meeting is arranged with the Chief Credit Officer and Senior Analyst to clarify any questions before presentation of Committee Packet to the Credit Analysis Committee.

The Credit Analysis Committee Package is then distributed to all committee members at least twelve (12) hours in advance of the Credit Analysis Committee review, and can be distributed, if necessary, in a shorter period when so required by the analysis team.

The following steps are followed for each rating by the assigned analyst:

1. The analyst receives the assignment to begin the rating process and proceeds to gather available public and private information on the issuer and/or offering;

2. The analyst sends the issuer an email request for information covering the following topics:

    *   Financial information
    *   Business, market and general relevant economic information
    *   Institutional framework
    *   Characteristics of the offering

3. If applicable, the analyst schedules a visit with the entity or issuer to understand the specific characteristics of the issuer, operation and/or offering, as well as its investment projects, to compare these with other similar entities and specifically analyzes:

    *   Budget items
    *   Operations
    *   Expense control
    *   Planning
    *   Execution and coordination

    Because the aforementioned information explains only some of the items analyzed, the analyst may request further information depending on the complexity of the entity or operation;

4. Based on this information, model and methodology, the analyst prepares an evaluation and analysis of the credit strengths and payment capacities of both the issuer and/or offering; and,

5. The analyst prepares the presentation for the Credit Analysis Committee including all supporting documents in the Credit Analysis Committee Packet.

C. Credit Analysis Committee Structure and Voting Process

i. Quorum

The Committee will meet with a quorum of at least 4 members and two committees may meet simultaneously with different agendas.

ii. Voting Process

Decisions are taken by an absolute majority; meaning, by the vote in the same direction of half of the Credit Analysis Committee, plus one, present at the meeting.


The Lead Analyst has a "voice." but no vote on the Credit Analysis Committee. unless the lead analyst is a member of the Committee, holding voice and vote.

In accordance with the HR Ratings General Operations Plan, the Credit Analysis Committee will meet whenever:

- When a rating action is required;
- When any relevant event occurs that could impact a current rating; or
- On a quarterly basis to review and discuss cases of concern that arise from the quarterly monitoring process and to make decisions deemed appropriate in each case, and which could result in a rating action.
- When an opinion is to be issued on any industry sector, the meeting of the Credit Analysis Committee will be optional, provided the Chief Credit Officer has given his approval.

The following people sit in the Analysis Committee, given in voting order:

- Analysis Manager
- Analysis Director or Senior Analyst
- Analysis Executive Director
- Chief Credit Officer ("CCO")

Prior to each Credit Analysis Committee meeting, the members of the Committee will certify, through the Company's internal electronic system, that they have no conflict of interest with the entity or issuer. The internal electronic system will also copy the Compliance Officer if there is a conflict of interest reported on the system.

The Credit Analysis Committee reviews and discusses whether the rating proposed is consistent with other ratings for specific types of assets, considering the principle that the rating reflects a position of relative strength or degree of risk within the same rating scale. The above standard is not applicable for structured, servicer, or indenture trustee ratings, or for other types of assets.

Upon reaching a conclusion, the Credit Analysis Committee issues a rating and once the rating has been given, the Lead Analyst notifies the issuer of the decision reached by the Credit Analysis Committee, the same day as the rating was assigned. Under no circumstance will the entity or issuer receive any prior notice as to the possible outcome of the rating process. Rather, the entity or issuer will receive notification only when the Credit Analysis Committee has issued its official opinion.

If the issuer agrees, then HR Ratings proceeds with the publication of the rating. In the event of a disagreement, the issuer has up to two (2) business days following the day it receives the rating to submit additional information to be analyzed and evaluated by the Credit Analysis Committee. If there is no response from the issuer within these two (2) business days, HR Ratings will publish the rating the next business day.

During this time, the entity or issuer may indicate whether the rating will be held private or made public. The ratings on securities registered or intended to be registered in the National Securities Register in Mexico will always be made public, as well as any modifications, ratifications or withdrawals of these ratings.

D. Rotation policy for the participants in the rating procedures and Credit Analysis Committee.

The Lead Analyst responsible for the development and, where appropriate, monitoring of the rating process, cannot be involved with a entity or companies within the group to which that client belongs, for more than a five (5) year period since its first participation in the initial rating or monitoring with respect to that entity. Such analysts may resume these functions only after a minimum one (1) year period. A substitute analyst will be used, if necessary, in the fourth year.

Moreover, the analyst responsible for the development and, where appropriate, monitoring of the rating process, cannot be involved with a entity or companies within the group to which that client belongs, for more than a five (5) year period, since



its first participation in the initial rating or monitoring with respect to that client. Such analysts may resume these functions only after a minimum one (1) year period.

In the case of the analysis committee responsible for the approval of the credit rating with respect to a entity or companies within the group to which that client belongs, such committee should at least on a seven (7) year basis, returning after a minimum one-year break. To this end, HR Ratings rotates at least half of the members of each committee during this timeframe.

E. Surveillance and Monitoring

Once the initial rating is issued, HR Ratings assumes the responsibility to carefully evaluate the performance of the issuer and/or offering.

Monitoring refers to periodical internal rating reviews, depending on the entity, issuer, operation, or instrument that may or may not result in a rating action. The monitoring review will be monthly, quarterly or semi-annually depending upon the availability of information, or any other frequency required by HR.

Surveillance refers to the periodical annual review HR performs on all ratings, independent of internal monitoring, the results of which are reported to the public through a rating action.

It is important to note that HR Ratings makes no difference regarding the qualitative and quantitative factors under the initial or surveillance rating. Thus, an initial and a surveillance rating consider the same weight for each of the factors given.

HR Ratings adheres to the view that surveillance ratings can be even more important than the initial rating during the life of the issue until maturity. For this reason, the surveillance for tracking and monitoring all of the ratings assigned by HR Ratings is a vital ongoing activity.

i. Monitoring chart



Monitoring
Information requested from an Entity or an Issuer (according to the periodicity marked by assets)
Information Receipts and Databases updates
Information analysis and detection of cases with deteriorating financial situation or relevant events
Quarterly Analysis Committee session (worrying cases review)
Decisions on actions to be taken by the Analysis members in each case
In cases requested by the Analysis Committee start-up surveilliance process

F. Procedures to Withdraw or Suspend the Maintenance of a Credit Rating

The Credit Analysis Committee may withdraw the rating given to an entity, issuer, and/or operation on the occurrence of any of the following:



Procedures and Methodologies

1. When the entity or issuer duly confirms to HR Ratings that the value of the instruments outstanding has been amortized in full and there is no extraordinary amount on the offering or operation pending rating;
2. When the entity or issuer duly confirms to HR Ratings that the rating assigned has not been used for a specific offering or loan and therefore there has been no mobilization of funds for said offering or loan, or for any extraordinary amount outstanding;

3. When HR Ratings receives the consent of all the holders of an offering to withdraw the rating, through the respective holders' meeting where all holders have approved the rating be withdrawn;

4. When the initial rating expires, and funds have not been moved using the rating. Under such circumstance, the rating is withdrawn automatically;

5. When, at the end of the restructuring period, the characteristics for the instrument have drastically changed, provided there is another structure in place;

6. When the entity or issuer declares bankruptcy, or the HR Ratings rating is no longer necessary;

7. When the absence of cooperation from the entity or issuer makes the assignment of a reliable rating impossible. In this case, the reasons for suspension will be made public for investors. However, before determining the suspension of the rating, HR Ratings will attempt to conduct the review based on the information published by the entity or issuer, and will also attempt to give the corresponding rating.

8. When the entity or issuer so requests of HR Ratings.

Additional information regarding the rating procedure can be found in HR Ratings' Internet website, at the following location: https://www.hrratings.com/en/regulatory_disclosure#rating_monitoring_procedure.

G. Methodology Committee

HR Ratings has a Methodology Committee which is responsible for reviewing, discussing, and approving the Company's rating methodologies and any modifications thereof, and also the quantitative models incorporated into said methodologies and the criteria for their application, prior to submitting these to the Board of Directors for final approval.

The Methodology Committee meets at least once a year to review the process and terms established for each rating methodology, or when any of the circumstances established in the HR Ratings Code of Conduct are met.

In addition, the Methodology Committee will assess and validate the qualitative models to be incorporated into any rating methodology and any changes to these models. Similarly, the committee will conduct periodical reviews of the quantitative models incorporated into the rating methodologies.

The Methodology Committee meets on the date called to review, discuss and approve a new methodology or changes to a current methodology. In the event the modification of a methodology is agreed to, the Committee proceeds to analyze whether the ratings previously assigned under earlier methodology need to be reviewed. This analysis must be documented in the minutes of the corresponding Methodology Committee meeting.

When the Methodology Committee agrees to a rating methodology or changes to an already existing methodology, the Operations Department takes the requisite actions so that, before the end of the next business day following the Committee meeting, the methodology or its modifications are uploaded to a page on the HR Ratings website for the consultation and comments of market participants. The term for receiving comments from the public will be at least ten (10) calendar days. HR Ratings will made publicly available during this time any comments received through its website and will consider those deemed relevant.



At the end of the time given, the Chief Credit Officer will request the incorporation, when such is the case, of the relevant comments as soon as possible and once incorporated, they will ask the Compliance Officer to immediately take the actions necessary for said methodology or modification to be submitted for the formal approval of the Board of Directors.
The Compliance Officer will send the methodology corresponding to the members of the Board of Directors for review and will request the timely call for a meeting of the Board to formally approve the methodology or its modifications.

As soon as the methodology or its modifications are approved by the Board of Directors, HR Ratings will notify the Mexican Banking and Securities Commission ("CNBV") of the methodology or its modification, to meet compliance with the obligation established in the General provisions applicable to rating agencies in Mexico. If no comments are received from the Commission within twenty (20) business days, HR Ratings will publish the methodology or its modification in a visible location on the HR Ratings website indicating the reasons for the modifications, when such is the case, immediately at the end of said time and the methodology will be sent to HR Ratings employees and website subscribers by email.

In the case of methodologies that only apply to ratings in the U.S., HR Ratings will publish the methodology or its modification the next business day after being formally approved by the Board of Directors, by the means indicated in the previous paragraph.

Rating methodologies and their modifications will take effect the same day as published. Once the modifications or additions to a methodology have been published, the Company will use the new methodology for subsequent ratings and, accordingly, will inform the public immediately of the possible effects on the ratings that could be impacted by the new methodology once these ratings have been reviewed.

Accordingly, HR Ratings will issue a new rating for the instruments in question, within six (6) months following the publication of the modification of a methodology.

Once a new NRSRO methodology has been published, HR Ratings will submit to the Securities and Exchange Commission ("SEC") an updated Form NRSRO. In addition, HR Ratings will submit an updated Form NRSRO when modifications are made to an NRSRO methodology. The Risk Officer will verify compliance with that established in this paragraph.
In addition, HR Ratings will publish through its website, notice of any significant error identified in any process or methodology that could result in any change to a current rating.

The Chief Credit Officer will report decisions made by the Methodology Committee to the Company's analysis team, with the corresponding documentation, the same day as said decisions take effect.

In addition, if considered appropriate, meetings will be held with the analysis team to explain the important decisions made by the Methodology Committee.


2. HR RATINGS' SCALES

2.1	Long Term Local Rating Scale.	https://www.hrratings.com/methodology/rating_scales.xhtml
2.2	Short Term Local Rating Scale.	https://www.hrratings.com/methodology/rating_scales.xhtml
2.3	Long Term Global Rating Scale.	https://www.hrratings.com/methodology/rating_scales.xhtml
2.4	Short Term Global Rating Scale.	https://www.hrratings.com/methodology/rating_scales.xhtml
2.5	Structured Finance Rating Scale.	https://www.hrratings.com/methodology/rating_scales.xhtml
2.6	Market Risk Rating Scale.	https://www.hrratings.com/methodology/rating_scales.xhtml


2.1. Long Term Local Rating Scale

Symbol	Definition of the Rating
HR AAA	The issuer or issue with this rating is considered to have the highest credit quality, offering high safety for timely payment of debt obligations. Maintains minimum credit risk.
HR AA	The issuer or issue with this rating is considered to have high credit quality and offers high safety for timely payment of debt obligations. Maintains very low credit risk under adverse economic scenarios.
HR A	The issuer or issue with this rating offers acceptable safety for timely payment of debt obligations. Maintains low credit risk.
HR BBB	The issuer or issue with this rating provides moderate safety for timely payment of debt obligations. Maintains moderate credit risk, with weakness in the ability to pay in adverse economic scenarios.
HR BB	The issuer or issue with this rating provides inadequate safety for timely payment of debt obligations. Maintains high credit risk.
HR B	The issuer or issue with this rating provides low safety for timely payment of debt obligations and maintains a high credit risk. The issue or issuer is susceptible to falling into default.
HR C	The issuer or issue with this rating exhibits high probability of falling into default in debt obligation payments.
HR D	The issuer or issue with this rating has the lowest rating. The issue is already in, or is highly likely to fall into, default in the short term.

Our ratings range from HR AAA to HR D, a plus or minus sign may be included in the range from HR AA to HR C, to indicate strength or weakness within a general rating category.


2.2. Short Term Local Rating Scale

Symbol	Definition of the Rating
HR1	The issuer or issue with this rating exhibits high capacity for timely payment of debt obligations in the short term and maintains the lowest credit risk. Within this category, debt instruments and or issuers with features showing relative superiority in terms of credit characteristics may be rated as HR+1.
HR2	The issuer or issue with this rating exhibits an acceptable capacity for timely payment of debt obligations in the short term and maintains a higher credit risk compared with higher credit rating debt instruments.
HR3	The issuer or issue with this rating exhibits a moderate capacity for timely payment of debt obligations in the short term and maintains a higher credit risk compared with higher credit rating debt instruments.
HR4	The issuer or issue with this rating exhibits an insufficient capacity for timely payment of debt obligations in the short term and maintains a very high credit risk. These instruments are susceptible to falling into default.
HR5	The issuer or offering is highly probable they will fall into default on the payment of debt obligations.
HR D	The issuer or offering given this rating has the lowest credit rating and they are already in default.



2.3. Long Term Global Rating Scale

Symbol	Definition of the Rating
HR AAA (G)	The issuer or issue with this rating is considered to have the highest credit quality, offering high safety for timely payment of debt obligations. Maintains minimum credit risk on a global scale basis.
HR AA (G)	The issuer or issue with this rating is considered to have high credit quality and offers high safety for timely payment of debt obligations. Maintains very low credit risk on a global scale basis, under adverse economic scenarios.
HR A (G)	The issuer or issue with this rating offers acceptable safety for timely payment of debt obligations. Maintains low credit risk on a global scale basis.
HR BBB (G)	The issuer or issue with this rating provides moderate safety for timely payment of debt obligations. Maintains moderate credit risk on a global scale, with weakness in the ability to pay in adverse economic scenarios.
HR BB (G)	The issuer or issue with this rating provides inadequate safety for timely payment of debt obligations. Maintains high credit risk on a global scale basis.
HR B (G)	The issuer or issue with this rating provides low safety for timely payment of debt obligations and maintains a high credit risk on a global scale. The issue or issuer is susceptible to falling into default.
HR C (G)	The issuer or issue with this rating exhibits high probability of falling into default in debt obligation payments.
HR D (G)	The issuer or issue with this rating has the lowest rating on a global scale basis. The issue is already in, or is highly likely to fall into, default in the short term.

Our ratings range from HR AAA (G) to HR D (G), a plus or minus sign may be included in the range from HR AA (G) to HR C (G), to indicate strength or weakness within a general rating category.



Procedures and Methodologies

Exhibit 2

2.4. Short Term Global Rating Scale

Symbol	Definition of the Rating
HR1 (G)	The issuer or issue with this rating exhibits high capacity for timely payment of debt obligations in the short term and maintains the lowest credit risk on a global scale basis. Within this category, debt instruments and or issuers with features showing relative superiority in terms of credit characteristics may be rated as HR+1 (G).
HR2 (G)	The issuer or issue with this rating exhibits an acceptable capacity for timely payment of debt obligations in the short term and maintains a higher credit risk compared with higher credit rating debt instruments on a global scale basis.
HR3 (G)	The issuer or issue with this rating exhibits a moderate capacity for timely payment of debt obligations in the short term and maintains a higher credit risk compared with higher credit rating debt instruments on a global scale basis.
HR4 (G)	The issuer or issue with this rating exhibits an insufficient capacity for timely payment of debt obligations in the short term and maintains a very high credit risk on a global scale basis. These instruments are susceptible to falling into default.
HR5 (G)	The issuer or offering is highly probable they will fall into default on the payment of debt obligations.
HR D (G)	The issuer or offering given this rating has the lowest credit rating and they are already in default.


2.5. Structured Finance Rating Scale

Symbol	Definition of the Rating
HR AAA (E)*	The issue with this rating is considered to have the highest credit quality, offering high safety for timely payment of debt obligations. Maintains minimum credit risk.
HR AA (E)*	The issue with this rating is considered to have high credit quality and offers high safety for timely payment of debt obligations. Maintains very low credit risk under adverse economic scenarios.
HR A (E)*	The issue with this rating offers acceptable safety for timely payment of debt obligations. Maintains low credit risk.
HR BBB (E)*	The issue with this rating provides moderate safety for timely payment of debt obligations. Maintains moderate credit risk, with weakness in the ability to pay in adverse economic scenarios.
HR BB (E)*	The issue with this rating provides inadequate safety for timely payment of debt obligations. Maintains high credit risk.
HR B (E)*	The issue with this rating provides low safety for timely payment of debt obligations and maintains a high credit risk. The issue is susceptible to falling into default.
HR C (E)*	The issue with this rating exhibits high probability of falling into default in debt obligation payments.
HR D (E)*	The issue with this rating has the lowest rating. The issue is already in, or is highly likely to fall into, default in the short term.

(E)* is a local rating

**Our ratings range from HR AAA (E) to HR D (E), a plus or minus sign may be included in the range from HR AA (E) to HR C (E), to indicate strength or weakness within a general rating category.



2.6. Market Risk Rating Scale

Symbol	Definition of the Rating
1HR	The asset portfolio has extremely low sensitivity to changes in market conditions.
2HR	The asset portfolio has low sensitivity to changes in market conditions.
3HR	The asset portfolio has low to moderate sensitivity to changes in market conditions.
4HR	The asset portfolio is moderately sensitive to changes in market conditions.
5HR	The asset portfolio has moderate to high sensitivity to changes in market conditions.
6HR	The asset portfolio is highly sensitive to changes in market conditions.
7HR	The asset portfolio is extremely sensitive to changes in market conditions.


3. METHODOLOGIES

3.1. Current versions of previously sent methodologies

	Methodology	
3.1.1	Methodology for the Evaluation of Charter School Debt *(Long Term and Short Term Global Rating Scales).*	https://www.hrratings.com/docs/metodologia/New%20Charter%20Schools%20Methodology%20R.pdf
3.1.2.	General Methodological Criteria.	https://www.hrratings.com/docs/metodologia/GMC%20March%202019.pdf
3.1.3.	Methodology for Public Finances: Unsecured Debt Ratings for Mexican Municipalities Methodology Addendum *(Long Term and Short Term Local Rating Scales).*	https://www.hrratings.com/docs/metodologia/Adenda_Deuda_Quirografaria_Municipios%20English%20Final.pdf
3.1.4.	HR Ratings' Corporate Debt Credit Risk Evaluation *(Long Term and Short Term Local Rating Scales)*	https://www.hrratings.com/docs/metodologia/Corporate%20Debt%20Credit%20Risk%20Evaluation%20Final.pdf
3.1.5.	Public Finance Methodology Unsecured Rating for Mexican States *(Long Term and Short Term Local Rating Scales).*	https://www.hrratings.com/docs/metodologia/Unsecured%20Rating%20for%20Mexican%20States.pdf
3.1.6.	U.S. State Government General Obligations Methodology Addendum *(Long Term and Short Term Global Rating Scales).*	https://www.hrratings.com/docs/metodologia/General%20Obligation%20States%20Methodology%20March%202014_final.pdf
3.1.7.	Revenue Sharing Obligations for Mexican States and Municipalities: Debt Backed by Sub-National Entities Own Revenues *(Structured Finance Rating Scale).*	https://www.hrratings.com/docs/metodologia/Debt%20backed%20by%20Sub-National%20Entities%20Own%20Revenues%20(Certified%20Translation).pdf
3.1.8.	Debt backed by Federal Transfers to the States *(Structured Finance Rating Scale).*	https://www.hrratings.com/docs/metodologia/Debt%20backed%20by%20Federal%20Transfers%20to%20the%20States%20(Certified%20Translation).pdf
3.1.9	Debt backed by Federal Transfers to the Municipalities Addendum *(Structured Finance Rating Scale).*	https://www.hrratings.com/docs/metodologia/Debt%20backed%20by%20Federal%20Transfers%20to%20the%20Municipalities%20(Certified%20Translation).pdf
3.1.10	Sovereign Debt Methodology *(Long Term and Short Term Global Rating Scales).*	https://www.hrratings.com/docs/metodologia/0Sovereign%20Debt%20Methodology.pdf
3.1.11	U.S Local Government General Obligations Methodology *(Long Term and Short Term Global Rating Scales).*	https://www.hrratings.com/docs/metodologia/General%20Obligation%20Methodology%20Nov2013_final.pdf
3.1.12	Methodology for Infrastructure *(Structured Finance Rating Scale).*	https://www.hrratings.com/docs/metodologia/0Metodologia%20para%20Infraestructura%20(eng)%20limpio1.pdf
3.1.13	Rating Methodology for Banks *(Long Term and Short Term Local Rating Scales).*	https://www.hrratings.com/docs/metodologia/3.2.1.%20Banks.pdf
3.1.14	Addendum - Rating Methodology for Subordinated Debt *(Long Term and Short Term Local Rating Scales).*	https://www.hrratings.com/docs/metodologia/3.2.2.%20Rating%20Methodology%20for%20Subordinated%20Debt.pdf



3.1.15	Rating Methodology for Non-Bank Financial Institutions *(Long Term and Short Term Local Rating Scales).*	https://www.hrratings.com/docs/metodologia/3.2.3.%20Non%20Bank.pdf
3.1.16	Addendum - Rating Methodology for Credit Unions *(Long Term and Short Term Local Rating Scales).*	https://www.hrratings.com/docs/metodologia/3.2.4.%20Rating%20Methodology%20for%20Credit%20Unions.pdf
3.1.17	Addendum - Rating Methodology for Leasing Agents *(Long Term and Short Term Local Rating Scales).*	https://www.hrratings.com/docs/metodologia/3.2.5.%20Leasing%20Agents.pdf
3.1.18	Rating Methodology for Brokerage Firms *(Long Term and Short Term Local Rating Scales).*	https://www.hrratings.com/docs/metodologia/3.2.6.%20Brokerage%20Firms.pdf
3.1.19	Rating Methodology for Investment Funds *(Credit and Market Rating).*	https://www.hrratings.com/docs/metodologia/Investment%20Funds%20Methodology%202019.pdf
3.1.20	Addendum – Rating Methodology for Bonded Warehouses (*Long Term and Short Term Local Rating Scales)*	https://www.hrratings.com/docs/metodologia/HR290816NP%208.%20Adendum%20AGD3%20(eng).pdf
3.1.21	Partial Guarantees for Structured and Unsecure Debt Issues	https://www.hrratings.com/docs/metodologia/Partial%20Guarantees%20Methodology.pdf
3.1.22	Rating Methodology for Water Operating Agencies (Debt Evaluation Methodology for Mexican Entities).	https://www.hrratings.com/docs/metodologia/Mexican%20Water%20Operating%20Agencies%20Methodology.pdf


3.2. Current versions of qualitative and quantitative Models

a) Banks / SOFIPOS / SOCAPS Model

- *Version:* 2
- *File Name: Bancos (Entidad_Año).1.0*
- *Approved (Model):* March 14, 2018.
- *Methodology:* Methodology for Rating Banks, May 2009.
- *Approved (Methodology):* March 14, 2018.
- *Developed by:* HR

Description: The model identifies the principal risk indicators within each category of credit risk affecting the entity evaluated; both those that are inherit to the entity and those arising from external factors. Regarding the ability to pay, the principal sources of risk are identified that could cause delay and even default on the settlement of any liability.

b) IFNBs / Credit Unions / Leasing Companies Model

- *Version: 2*
- *File Names: IFNB_(Entidad_Año).1.0*
- *Approved (Model): March 14, 2018.*
- *Methodology: Rating Methodology for Non-Bank Financial Institutions, May 2009. Rating Methodology for Financial Leasing Agents and Pure Leasing Agents, January 2010. Rating Methodology for Bonded Warehouses, March 2010. Rating Methodology for Credit Unions, August 2011.*
- *Approved by HR: March 14,2018.*
- *Developed by: HR*

Description: The model explains the principal risk factors present in these entities. Starting from the business model. Its purpose is to justify and give a different weighting to the qualitative and quantitative risk factors for the assignment of the rating by HR Ratings. Among the most important quantitative factors to consider are the historic and projected financial statements and the analysis of the operating efficiency

c) Brokerage Firms Model

- *Version: 2*
- *File Name: Casa de Bolsa (Entidad_Año).1.0*
- *Approved (Model): March 14, 2018.*
- *Methodology: Rating Methodology for Brokerage Firms, June 2009.*
- *Approved (Methodology): March 14,2018.*
- *Developed by: HR*

Description: The model identifies the principal risk indicators within each category of credit risk affecting the firm evaluated; both those that are inherit to the entity and those arising from external factors. Regarding the ability to pay, the principal sources of risk are identified that could cause delay and even default on the settlement of any liability.

d) Investment Funds Model – SIID.

- *Version: 2*
- *File Name: Calculadora de Fondos de Inversión (Fondo_Año).2.0*
- *Approved (Model): February 2019.*
- *Methodology: Rating Methodology for Investment Funds, May 2019.*
- *Approved (Methodology): February 2019.*
- *Developed by: HR*


Description: This model has two principal aspects: Credit Risk and Market Risk. Credit Risk is based on the credit quality of the assets that form the portfolio of the mutual fund, while Market Risk measures movements in the valuation of the fund because of changes in market interest rates and other variables, such as the exchange rate, inflation, and market volatility. The methodology incorporates a secondary aspect, the evaluation of the Management Quality of the fund for both ratings.

e) **Pure Leasing Companies Model**

- *Version: 2*
- *File Name: Arrendadoras Puras (Entidad_Año).1.0*
- *Approved (Model): March 14, 2018.*
- *Methodology: Rating Methodology for Financial Leasing Agents and Pure Leasing Agents, January 2010.*
- *Approved (Methodology): March 14,2018.*
- *Developed by: HR*

Description: The model is based upon quantitative and qualitative factors that evaluates credit risks such as the possibility that the entity will be unable to collect future rents or leasing contracts and the lessor will not be able to recover the asset in a timely manner. So, it analyses the tools and processes used to collect the financial income earned and recover the leased product.

f) **Models used for Sovereign Debt**

- *Version: 2*
- *File Name: Sovereign Debt (Country_Year).1.1*
- *Approved (Model): March 14, 2018.*
- *Methodology: Sovereign Debt Methodology, May 19, 2017.*
- *Approved (Methodology): March 14,2018.*
- *Developed by: HR*

Description: The model is based upon the interaction of four analytic dimensions that represent economic growth, fiscal accounts, monetary policy and external accounts. The model also accounts for metrics that evaluate the institutional quality of the sovereign. The model uses HR Ratings forecasts for both a base and a stress model. It also incorporates data from the IMF, the World Bank and the UN.

g) **Models used for Mexican General Obligation ratings**

1. **States**

- *Version: 2*
- *File Name: Estados (Entidad_Año).1.0*
- *Approved (Model): March 14, 2018.*
- *Methodology: Rating Methodology for Unsecured Risk for Mexican States, July 31, 2014.*
- *Approved (Methodology): March 14,2018.*
- *Developed by: HR*

Description: The model accounts for fiscal metrics, debt metrics and debt servicing metrics. Most of them as a percent of unrestricted revenues, that discounts transfers to the municipalities and revenue sharing obligations compromised for structured debt servicing. The methodology also accounts for qualitative factors such as contingent liabilities, credit history, liquidity and former willingness to pay.


2. Municipalities

- *Version: 2*
- *File Name: Municipios (Entidad_Año).1.0*
- *Approved (Model): March 14, 2018.*
- *Methodology: Unsecured Risk Evaluation for Municipalities, July 31, 2015.*
- *Approved (Methodology): March 14,2018.*
- *Developed by: HR*

Description: The model accounts for fiscal metrics, debt metrics and debt servicing metrics. Most of them as a percent of unrestricted revenues, that discounts revenue sharing obligations compromised for structured debt servicing. The methodology also accounts for qualitative factors such as contingent liabilities, credit history, liquidity and former willingness to pay.

h) Models used for Mexican Structured Credit ratings.

1. States and municipalities (Federal Income)

- Version: 2
- File Name: *Producto Estructurado (Entidad_Banco_Clave).1.0*
- Approved (Model): March 14, 2018.
- File Name: Programa Especial FEFOM
- Approved (Model): March 14, 2018
- Methodologies: Methodology for Revenue Sharing Obligations for Mexican States and Municipalities: Debt backed by Federal Transfers to the States, January 24, 2013; Methodology for Revenue Sharing Obligations for Mexican States and Municipalities: Debt backed by Federal Transfers to the Municipalities (Addendum to Methodology), February 14, 2013 & Methodology for Revenue Sharing Obligations for Mexican States and Municipalities: Debt backed by Sub-National Entities Own Revenues (Addendum to Methodology), March 22, 2013.
- Approved (Methodology): March 14,2018.
- *Developed by: HR*

Description: The model is based upon the relationship of the Mexican economic growth and the revenue sharing obligations ("Ramo" 28) that the Federal Government transfers to the states and municipalities. Given an estimated income from said transfers, the minimum DSCR is determined along the debt structure. The revenues will be stressed through a TOE rate that will ultimately reduce the DSCR (always above one) in a critical period in such a way that the reserve funds can be reestablished in a previously determined post-critical period.

2. Municipalities (Own income, FEFOM)

- Version: 2
- File Name: PE Programa Especial FEFOM (Entidad_Banco_Clave).1.0
- Approved (Model): March 14, 2018.
- Methodology: Methodology for Revenue Sharing Obligations for Mexican States and Municipalities: Debt backed by Sub-National Entities Own Revenues (Addendum to Methodology), March 22, 2013.
- Approved (Methodology): March 14,2018.
- Developed by: HR

Description: The model is also based upon the TOE rate and the capacity of the revenues to reestablish the reserve funds in the post-critical period. However, in this methodology, the ability to successfully isolate the source of revenue from the entity through a trust fund is of major importance.


i) Models used for U.S. General Obligations Ratings

1. Local Governments

- Version: 1
- File Name: *GOLocal_Blank*
- Approved (Model): November 27, 2013.
- Methodology: U.S. Local Government General Obligations Methodology, November 27, 2013.
- Approved (Methodology): March 14,2018.
- Developed by: HR

Description: The model is based upon the General Obligation Quantitative Risk Model which accounts for the financial balance, the primary balance, debt metrics and debt servicing metrics, all as share of total revenues or unrestricted revenues. These metrics are projected for both a base and a stress scenario. The qualitative considerations account for a liquidity analysis, a general fund analysis, pensions liabilities, state regulation and support, among others.

2. States

- Version: 1
- File Name: *GOStates_Blank*
- Approved (Model): March 28, 2014.
- Methodology: U.S. State Government General Obligations Methodology (Addendum to Methodology), March 28, 2014.
- Approved (Methodology): March 14,2018.
- Developed by: HR

Description: The model is based upon the General Obligation Quantitative Risk Model which accounts for the financial balance, the primary balance, debt metrics and debt servicing metrics, all as share of total revenues or unrestricted revenues. These metrics are projected for both a base and a stress scenario. The qualitative considerations account for a liquidity analysis, a general fund analysis, pensions liabilities, business type activities, among others.

j) Models used for Corporate Debt Ratings

- *Version: 2*
- *File Name: Corporativos (Entidad_Año).1.0*
- *Effective Date: May 21, 2014.*
- *Methodology: Corporate Debt Credit Risk Evaluation Methodology, May 21, 2014.*
- *Approved by HR: March 14,2018.*
- *Developed by: HR*

Description: The model is based upon four metrics that are derived from the entity's financial statements. First the DSCR derived from the entity's period flows, then the same coefficient but adding the cash reserves to the numerator. The third measures the years required for the entity to serve its debt. And the last one measures the value of their marketable assets as a percent of the entity's total liabilities. Qualitative considerations are incorporated to account for industry risks.

k) Models used for Charter Schools ratings

- *Version: 1*
- *File Name: Charters_Blank*
- *Approved (Model): February 13, 2015.*


- *Methodology: Charter Schools Credit Risk Evaluation Methodology, February 13, 2015.*
- *Approved (Methodology): March 14,2018.*
- *Developed by: HR*

Description: The Charter Schools quantitative model is based upon the corporate debt methodology. However, the qualitative analysis accounts for the specific states laws regarding the permissions to operate and the ADA (Average Daily Attendance) and the WADA (Weighted Average Daily Attendance) upon which the state transfers are condition.

l) **Models used for Rating for Debt backed by the operation of highways, toll ways and bridges.**

- Version: 2
- File Name: *Concesion_Peaje (Proyecto_Año).1.0*
- Approved (Model): March 14, 2018.
- Methodology: Methodology for Infrastructure, November 6, 2015.
- Approved (Methodology): March 14,2018.
- Developed by: HR

Description: The model is based upon the TEA rate which accounts for the stress the revenues from users' fees can withstand without the DSCR dropping below one throughout the debt structure. The methodology also incorporates demand risks derived from economic performance of the region around the project and for diverse risks that can affect maintenance cost.

m) **Models used for Water Operating Agencies for Mexican entities**

- Version: 1
- File Name: *OOA (Entidad_Año).1.0*
- Approved (Model): July 2019
- Methodology: Water Operating Agencies: Debt Evaluation Methodology for Mexican Entities July 2019
- Approved (Methodology): July 2019
- Developed by: HR

Description: This model has two principal aspects: The operating metrics of the WOA, that measure efficiency in terms of charging customers and delivering water to residences, industrial complex or local business. The second aspect measures the financial performance of the WOA based on coverage metrics, the years that would take the free cash flow to cover the debt net and the weight of non-debt liabilities.

n) **Models used for Ratings of Partial Guarantees**

1. **Infrastructure**

- Version: 1
- File Name: *Garantías Parciales_Infraestructura (Entidad_Año).1.0*
- Approved (Model): March 2019.
- Methodology: Partial Guarantees for Structured and Unsecured Debt Issues: Debt Methodology.
- Approved (Methodology): March 2019.
- Developed by: HR

2. **Unsecured**

- Version: 1
- File Name: *Garantías Parciales_Quirografarias (Entidad_Año).1.0*
- Approved (Model): March 2019.


- Methodology: Partial Guarantees for Structured and Unsecured Debt Issues: Debt Methodology.
- Approved (Methodology): March 2019.
- Developed by: HR

Description: For infrastructure, the partial guarantees model measures the average number of debt services that could be paid by using the guarantee, providing strength in terms of liquidity. Depending on the estimated average, certain number of notches will be awarded to the rating. For unsecured ratings, the model measures the percentage of the outstanding debt covered by the guarantee; however, the model controls for the Credit Rating of the entity providing the guarantee. According to certain values of coverage, notches will be awarded to the rating.


Contacts

Alfonso Sales
Associate Director of Methodological Criteria
alfonso.sales@hrratings.com

Mauricio Prieto
Methodological Criteria Analyst
mauricio.prieto@hrratings.com

Claudio Bustamante
Sr. Manager of Financial Institutions / ABS
claudio.bustamante@hrratings.com

Fernando Sandoval
Executive Director of Financial Institutions / ABS
fernando.sandoval@hrratings.com

Felix Boni
Chief Credit Officer
felix.boni@hrratings.com

Pedro Latapí
Deputy Chief Credit Officer
pedro.latapi@hrratings.com

This methodology is the exclusive property of HR Ratings and it replaces the one published in March 2017.

Methodology for assigning Credit and Market Ratings to Investment Funds

This methodology establishes the procedure and the main factors to be considered by HR Ratings to assign Credit and Market Ratings to investment funds. The methodology incorporates a process that evaluates the factors that affect the Credit and Market Rating separately and includes a qualitative assessment of six factors that weigh over the assigned rating.

In the evaluation process to determine the Credit Rating, HR Ratings uses a matrix that assigns a risk factor to each instrument that forms part of the Investment Fund's portfolio considering its credit rating and its remaining term. This quantitative analysis weighs the risk factor according to the value of the instrument. The Credit Rating of the Investment Fund will depend on the result of the weighted average of the credit ratings within the portfolio, as well as aspects such as whether the instruments are issued by government entities.

For the Market Rating, the quantitative analysis considers the duration of each instrument within the portfolio and weights it according to the value represented by each instrument in the portfolio. The Market Risk Rating will be assigned in one of two scales, which are associated with the term prospectus defined for each Investment Fund. The ST scale corresponds to the funds referred to as short- or medium-term funds, while LT corresponds to the funds referred to as long term funds.

Once the quantitative credit and market evaluation is obtained, HR Ratings considers six additional factors that are weighted with 20% of the total of each rating. The factors considered in this section are: (i) the history and profile of the senior executives, (ii) the internal control mechanisms, (iii) the structure and decision-making process (iv) the remuneration policy, (v) the historical analysis of the portfolio and, (vi) the use of derivatives, among other factors.

The methodology also incorporates the procedure for changes in the credit rating of an instrument of the fund, where HR Ratings will allow a grace period of up to three months in which the administrator may replace the instrument or carry out a strategy to rebalance the portfolio. This will be applied considering that there may be situations where the operator has contemplated the modification of the composition of the portfolio but due to market conditions they may not carry it out with the minimum possible impact.



1. Introduction

The HR Ratings Investment Funds Methodology establishes the procedure and the main factors to be considered by HR Ratings to assign credit and market ratings to investment funds. In the evaluation process to assign the Credit Rating, HR Ratings uses a matrix that assigns a risk factor to each instrument according to its credit rating and its remaining term. In the quantitative analysis, the risk factor is weighted according to the value of the instrument and a score is obtained. In the case of the Market Rating, the duration of each instrument is calculated and weighted by its value.

Both quantitative analyses receive an 80% weight and the remaining percentage corresponds to the analysis of six additional factors. This analysis impacts both processes, according to the details included in Table 1:



Table 1: HR Ratings' rating process

Credit Rating	Market Rating
Risk Factor Matrix (80% of the Rating)	Weighted Duration (80% of the Rating)

Additional Factors Considered (20% of each Rating)

a) History and Profile of Senior Executives

b) Internal Control Mechanisms

c) Structure and Decision-Making Process

d) Remuneration Policy

e) Historical Analysis of the Portfolio

f) Use of Derivatives, among other factors

Source: HR Ratings.

2. Quantitative Analysis of the Investment Fund's Credit Risk Rating

Through the quantitative analysis, HR Ratings assigns a risk score. This process uses a credit risk matrix with which a factor is established based on the credit rating of the instruments of the Investment Fund and on its remaining term. These factors will be weighted considering the percentage that each instrument represents in the portfolio to obtain a score. The last step is to assign a rating with that score. The matrix shown in Table 2 shows the corresponding risk factor. The risk factors shown in the matrix grow as the remaining maturity term increases and as the credit quality of the instruments decreases.


Table 2: Risk Factors for Instruments								
Ratings		[0,1) year	[1,2) years	[2,3) years	[3,4) years	[4,5) years	[5,6) years	(6,∞) years
Long-T	**Short-T**							
HR AAA	HR+1	1	2	5	10	25	50	95
HR AA+	HR1	5	10	15	25	55	115	190
HR AA	HR1	5	20	35	50	95	195	300
HR AA-	HR1	5	40	65	85	145	290	425
HR A+	HR2	15	70	105	130	205	400	565
HR A	HR2	15	110	155	185	275	525	720
HR A-	HR2	15	160	215	250	355	665	890
HR BBB+	HR3	75	220	285	325	445	820	1,075
HR BBB	HR3	75	290	365	410	545	990	1,275
HR BBB-	HR3	75	370	455	505	655	1,175	1,490
HR BB+	HR4	550	870	1,395	1,945	2,520	3,120	3,745
HR BB	HR4	557	952	1,427	1,977	2,602	3,302	4,077
HR BB-	HR4	664	1,184	1,859	2,659	3,584	4,634	5,809
HR B+	HR5	846	1,616	2,616	3,866	5,366	7,116	9,116
HR B	HR5	1,028	2,298	3,798	5,798	8,298	11,298	14,798
HR B-	HR5	1,410	3,280	5,180	7,680	10,780	14,480	18,780
HR C+	HR5	2,092	4,512	6,612	9,262	12,462	16,212	20,512
HR C	HR5	3,274	6,194	8,694	11,694	15,194	19,194	23,694
HR C-	HR5	4,956	8,876	12,876	17,876	23,876	30,876	38,876
HR D	HRD	7,138	12,558	18,058	25,058	33,558	43,558	55,058
Government		0	1	2.5	5	12.5	25	47.5

Source: HR Ratings.

This matrix shows that an instrument with an HR AA- rating, with a remaining term of one to two years, will be assigned a 40-point factor. While the risk associated with instruments with an HR BB- rating and a maturity term between four and five years corresponds to a 2,659 points factor. The matrix also considers a risk factor for government instruments and for instruments that have received an explicit or implicit guarantee from the federal government.[1] These instruments, as it may be seen, will receive a risk factor with a discount of 50% with respect to the instruments rated as HR AAA.

The score determined, after calculating the weighted average of the risk factors of the instruments of the portfolio, will correspond to a score according to what is established in Table 3, which is shown below:

---

[1] For the Mexican case, the governmental instruments refer to several Federal Government instruments, such as BONDES, UDIBONOS and UMS, among others. The special treatment assigned to these instruments is due to their high liquidity.



Table 3: Scores and Ratings			
Score	**Rating**	**Score**	**Rating**
10.0	**HR AAA**	1,411.0	**HR BB+**
25.0	**HR AA+**	1,643.0	**HR BB**
50.0	**HR AA**	2,237.5	**HR BB-**
85.0	**HR AA-**	3,207.0	**HR B+**
130.0	**HR A+**	4,489.0	**HR B**
185.0	**HR A**	5,896.0	**HR B-**
250.0	**HR A-**	7,653.0	**HR C+**
325.0	**HR BBB+**	10,785.0	**HR C**
410.0	**HR BBB**	15,467.0	**HR C-**
925.0	**HR BBB-**	>15,467	**HR D**

Source: HR Ratings.

This table shows that if the portfolio obtains a score of less than 10 points, it is assigned an initial HR AAA credit rating, or if the score is between 410 and 925 points the rating of the fund would correspond to HR BBB-.

However, several factors must be considered after performing the quantitative analysis. For example, if HR Ratings has not assigned a rating to any instrument, it may use the rating assigned to the counterpart. However, if HR Ratings has not assigned a rating to the instrument or to the counterpart, it may use the rating assigned by another rating agency, in accordance with the provisions of the section on Influential Ratings in the HR Ratings General Methodological Criteria. If there are multiple ratings in the market, the rating that best represents the market consensus will be used. If there is no market rating for some instrument, HR Ratings may perform an internal analysis to assign the corresponding risk factor.

The methodology also incorporates the procedure for changes in the credit rating of an instrument of the fund, where HR Ratings will allow a grace period of up to three months in which the administrator may replace the instrument or carry out a strategy to rebalance the portfolio. This will be applied considering that there may be situations where the operator has contemplated the modification of the composition of the portfolio but due to market conditions they may not carry it out with the minimum possible impact.

For cases where it is identified that the Investment Fund has a cash balance in a bank deposit, HR Ratings will apply the corresponding credit rating to the custodian bank.

Additionally, HR Ratings will consider as a factor the investment regime presented in the fund's investment prospectus. This factor has a subjective basis. If the investment prospectus includes the possibility of incorporating assets whose credit risk is greater than that observed in the portfolio, the Analysis Committee might justify a qualitative "adjustment" in terms of the rating of such fund. This adjustment is justified because an investment regime that is too open, and / or flexible and it allows the fund to change the composition of its portfolio to the extent that it affects its risk profile.


3. Quantitative Analysis of the Investment Fund's Market Rating

HR Ratings analysis of the specific market risk measures the sensitivity of the assets of the Investment Fund with respect to its term and to possible changes in the market interest rate. In contrast with the Credit Rating, the Market Rating is measured by a range of 1 to 7, and the nomenclature "ST" is incorporated in case the Investment Fund is referred to as Short- or Medium-Term Fund and "LT" if the Investment Fund is referred to as Long Term Fund. If the Investment Fund Prospectus does not specify the investment horizon for the investors, or if it is determined as a Discretionary Fund, HR Ratings will opt for the most conservative rating scale to evaluate the fund and will therefore use the Short-Term rating bands.

HR Ratings measures the sensitivity of the portfolio by using the Macaulay duration, or simply called duration. This type of duration assumes that the value of the bond will be covered by the periodic flows paid, and the rate at which all of these flows are discounted (including the nominal value) is the yield to maturity of the instrument (Yield to Maturity or YTM).

Duration has the advantage of reflecting the sensitivity of the price of an asset during its term and regarding the type of market rate to which it is associated. In other words, this type of duration provides a measure of the sensitivity of the price of a security to a variation of the interest rate. The calculation of portfolio's duration is made from the duration of each one of the instruments that comprise such portfolio. Finally, a weighted average duration of a portfolio is calculated. In this sense, the longer the duration of the portfolio, the lower the rating (in terms of risk level).

To obtain the duration, the present value of each flow is calculated in the first place. Then, the contribution of the present value of each payment to the total present value of the instrument (equivalent to its dirty price) is calculated. Finally, these contributions are weighted by time, multiplying each one by the number of days (or fractions of years) remaining for payment. The sum of these is the number of years in which the present value of the bond will be received. In this sense, a bond with a shorter duration may be preferable[2].

In fixed-rate instruments, the ratio between duration and change of one hundred basis points in the market rate is close to one, that is, before an increase of 100 basis points in the YTM, the change in the price of the instrument will fall within a percentage amount similar to the duration of the instrument. On the other hand, the lower the coupon rate of a fixed-rate bond, the longer its duration for instruments with equal maturities, so the greater the sensitivity of the asset to a change in the market interest rate. In such a way that the ratio between duration and coupon rate is an inverse ratio. While the duration-price ratio is a constant ratio.

In the case of instruments with a variable rate, the duration is shorter because it is calculated with respect to the payment of the following coupon. This is due to the fact that these instruments are assets that adjust their price based on the change in interest rates, so the ratio between duration and change in asset price, before changes in this rate has

---

[2] Unlike the Macaulay duration, the modified or adjusted duration is not measured in years, although the word "years" is often and erroneously added. Modified duration = Macaulay duration / (1 + periodic type), where the periodic rate is the annual discount rate (or yield) divided by the assumed number of times the compound interest is applied.


no validity. Keeping all variables constant, a change in the market interest rate only affects the present value of the next coupon payment; however, the additional flows will adjust their present value before the change of rates.

Another adjustment made to the calculation process of the weighted duration refers to the repurchase agreements or any other instrument with a one-day maturity. HR Ratings will consider that the duration for this type of assets and / or financial instruments is equal to one day. Although this is not restrictive to instruments with a one-day maturity, because if there is a repurchase agreement with a longer maturity in the portfolio, the calculation can be adjusted.

Finally, the ranges to establish the Market Risk Rating from the weighted average duration of a portfolio can be seen below, in Table 4. The range changes depending on the duration level and the investment horizon.

Tabla 4: Market Risk			
Period		Long Term	Short Term
Days	Years		
28	n/a	n/a	1CP
91	n/a	n/a	1CP
182	n/a	n/a	2CP
365	1	1LP	3CP
730	2	2LP	4CP
1,095	3	3LP	5CP
1,460	4	4LP	6CP
1,825	5	5LP	7CP
3,650	10	6LP	7CP
Over 10 years		7LP	7CP

Source: HR Ratings.

Table 4 states that if a short-term Investment Fund has a weighted duration of less than 91 days, it will receive a 1CP rating, whereas if the duration is greater than 5 years, it will receive a 7LP rating. In the case of funds referred to as Long Term Funds, it is required that the average duration be between one and two years to receive the 1LP rating, and more than ten years to receive the 7LP rating.

4. Additional Factors Considered

Ratings considers six additional factors; this analysis is included within both ratings and it will have a 20% weight.

For these factors, HR Ratings will assign a label to the evaluation of the factors that goes from "Very good" to "Very Bad" to obtain the final rating. These labels in turn will be linked to an alphabetical rating that, to calculate the weighted average of the final rating, will be converted into a numerical rating.

The numerical rating will be the average of the rating ranges already established by HR Ratings. The labels assigned to each of the additional factors will depend directly on the



Investment Funds Methodology
Credit and Market Rating

analyst in charge of the Investment Fund and will be based on its experience in the sector and the risk level represented by each factor. Table 5 below shows the equivalence between the labels and the alphabetical rating, as well as an allocation curve for the weighted average. This curve belongs exclusively to the analysis corresponding to the Credit Risk Rating. The weighted average to assign the Final Market Risk Rating corresponds to the values between 1 (higher quality) and 7 (lower quality).

Table 5: Labels and Ratings			
Label	**Credit Risk**		**Market Risk**
	Rating	**Score**	
Very Good	HR AAA	0.900	1
Good	HR AA+	0.745	2
	HR AA	0.670	3
	HR AA-	0.625	4
Regular	HR A+	0.585	5
	HR A	0.555	6
	HR A-	0.515	
Bad	HR BBB+	0.465	
	HR BBB	0.415	
	HR BBB-	0.365	
Very Bad	HR BB+	0.303	
	HR BB	0.228	
	HR BB-	0.175	
	HR B+	0.145	7
	HR B	0.115	
	HR B-	0.088	
	HR C+	0.065	
	HR C	0.042	
	HR C-	0.025	
	HR D	0.015	

Source: HR Ratings.

4.1. Additional Factors Considered

In this section the additional factors are detailed. The first four describe the quality of the administration and each weigh 12.5%. The remaining factors weigh 25% each.

a. **History and profile of senior executives** of the fund administrator, including the Investment Fund's Chief Executive Officer and staff in charge of defining and implementing the investment strategy. Their preparation and history in relation to previous job positions will be of the utmost importance to identify the weaknesses and management of the administration in situations of high volatility in the financial markets.

b. HR Ratings evaluates the **internal control mechanisms** to reduce the operational risks of the fund. This includes information systems, technology in the operation of instruments, information management, number of people in charge of the administration due to the number of funds managed and the *back office* operation process.


c. HR Ratings evaluates ***the structure and decision-making process.*** If the investment strategy is established individually or through an investment committee, the members of the committee and the review period of said strategy must be informed. We must mention the flexibility in terms of establishing temporary strategies adjusted to market conditions in general and to the fund's performance. HR Ratings evaluates the decision-making procedures and assesses the existence of behavior guidelines situations of high volatility and stress for the financial markets. It also analyzes whether the funds administrator has diversification and duration parameters and compliance therewith. It is important to establish the yield volatility and the position of the fund at the end of each week to verify the follow-up of investment policies and compliance with restrictions related to instruments holding. The position in instruments must not change for speculative reasons, but according to the investment horizon established by the fund.

d. ***Evaluation of the compensation policy of the fund administrator.*** If it is based on the fund's yield, on the risk-adjusted yield (compensation that improves the rating granted by HR Ratings), on the amount of assets administered or by operation (which would represent a negative factor for the rating if it is very high in relation with the fund administrator's staff). The transparency in the administration is evaluated, in terms of the operation of the fund, as well as the costs related to the administration of the Investment Funds.

e. HR Ratings will perform a ***historical analysis of the ratings*** assigned to the Investment Funds to identify the volatility of the factors relevant to each rating. Among these factors, the credit rating and the duration of the instruments that make up the portfolio are considered.

f. In the analysis of the ***use of derivative instruments and other factors***, it is assessed to what extent the fund is exposed to reaching certain yields or certain prices. The ***use of derivatives*** might be favorable if derivatives for hedging purposes are used to reduce risk or volatility. It will be possible to identify exposure to foreign currencies, which will depend on macroeconomic trends and the level of exposure of the fund. Additionally, other factors may be considered in this section.

Table 6: Weights and Factors	
Factors	**Weight**
a) History and Profile of Senior Executives	12.5%
b) Internal Control Mechanisms	12.5%
c) Structure and Decision-Making Process	12.5%
d) Remuneration Policy	12.5%
e) Historical Analysis of the Portfolio	25.0%
f) Use of Derivatives, among other factors	25.0%

Source: HR Ratings.



5. Current Rating Evaluation, Monitoring, Surveillance and Withdrawal

Once the Investment Fund's Ratings have been issued, HR Ratings will periodically review the possible changes in the conditions of the Investment Fund. The rating control, surveillance and withdrawal measures to which the funds will be exposed are the following:

a) HR Ratings will review information relevant to the assets of the investment portfolio. HR Ratings will be based on information obtained by the Investment Fund operator and by the available public sources.

b) HR Ratings will request at least monthly reports from the Investment Fund specifying the last scheme of the portfolio. In addition, an annual review will be carried out detailing the source of the fund's resources and to verify that the instruments included in the fund correspond to the assets subject-matter of investment established by the fund.

c) HR Ratings will evaluate, at least monthly, that the risk score of the assets included in the portfolio is maintained within the rating bands established for the rating assigned to the Investment Fund.

d) If the fund obtains a risk score that is not within the bands of its rating, the administrator will have a maximum term of three months to rebalance the assets of their portfolio and thus return their risk score to the pertinent rating bands. Otherwise, the commissioned analyst will perform an evaluation to establish if the rating can go up or down, depending on the case of the specific Investment Fund.

For those Investments Funds that are yet to start operating, HR Ratings will do its evaluation basing its analysis upon the prospectus and the assets available to the Fund. HR Ratings will continue to monitor the Fund as it acquires its instruments to asses if they comply with the prospectus and the expected portfolio. By the end of the third month, and if HR Ratings identifies that the Investment Fund has deviated from what was stipulated in search for a new strategy, it will adjust its rating to reflect the corresponding credit and market rating.

Annex. Rating Scales for Investment Funds

Credit Rating Scales	
Rating Scales	**Definition**
HR AAA	The Investment Fund with this rating is considered to have the **highest credit quality**, and has a credit risk similar to an instrument with the **minimum credit risk**.
HR AA	The Investment Fund with this rating is considered to have **high credit quality**, and has a credit risk similar to an instrument with a **very low credit risk**.
HR A	The Investment Fund with this rating is considered to have an **adequate credit quality**, and has a credit risk similar to an instrument with a **low credit risk**.
HR BBB	The Investment Fund with this rating is considered to have **a moderate credit quality**, and has a credit risk similar to an instrument with a **moderate credit risk**.
HR BB	The Investment Fund with this rating is considered to have an **inadequate credit quality**, and has a credit risk similar to an instrument with a **high credit risk**.
HR B	The Investment Fund with this rating is considered to have a **low credit quality**, and has a credit risk similar to an instrument with a **very high credit risk**.
HR C	The Investment Fund with this rating is considered to have a **very low credit quality**, and has a credit risk similar to an instrument with an **extremely credit risk**.
HR D	The Investment Fund with this rating is considered to have the **lowest credit quality**, and has a credit risk similar to an instrument in **default**.

Source: HR Ratings.

Short-Term Market Risk Scale	
Rating Scales	**Definition**
1CP	The asset portfolio has extremely low sensitivity to changes in market conditions.
2CP	The asset portfolio has low sensitivity to changes in market conditions.
3CP	The asset portfolio has low to moderate sensitivity to changes in market conditions.
4CP	The asset portfolio is moderately sensitive to changes in market conditions.
5CP	The asset portfolio has moderate to high sensitivity to changes in market conditions.
6CP	The asset portfolio is highly sensitive to changes in market conditions.
7CP	The asset portfolio is extremely sensitive to changes in market conditions.
Long-Term Market Risk Scale	
Rating Scales	**Definition**
1LP	The asset portfolio has extremely low sensitivity to changes in market conditions.
2LP	The asset portfolio has low sensitivity to changes in market conditions.
3LP	The asset portfolio has low to moderate sensitivity to changes in market conditions.
4LP	The asset portfolio is moderately sensitive to changes in market conditions.
5LP	The asset portfolio has moderate to high sensitivity to changes in market conditions.
6LP	The asset portfolio is highly sensitive to changes in market conditions.
7LP	The asset portfolio is extremely sensitive to changes in market conditions.

Source: HR Ratings.



Mexico: Avenida Prolongación Paseo de la Reforma #1015 torre A, piso 3, Col. Santa Fe, Mexico City, CP 01210, Tel 52 (55) 1500 3130.
United States: One World Trade Center, Suite 8500, New York, New York, ZIP Code 10007, Tel +1 (212) 220 5735.

HR Ratings de México, S.A. de C.V. (HR Ratings), is a securities rating institution authorized by the National Banking and Securities Commission (CNBV), registered with the Securities and Exchange Commission (SEC) as a Nationally Recognized Statistical Rating Organization (NRSRO) for public finance, corporate and financial institutions' assets, as described in clause (v) of Section 3 (a) (62) (A) of the U.S. Securities Exchange Act of 1934 and certified as a Credit Rating Agency (CRA) by the European Securities and Markets Authority (ESMA).

The ratings and / or opinions of HR Ratings de México S.A. de C.V. (HR Ratings) are opinions regarding the credit quality and / or asset management capacity, or related to the performance of tasks aimed at compliance with the corporate purpose, by issuing companies and other entities or sectors, and they are based exclusively on the characteristics of the entity, issue and / or operation, independently of any business activity between HR Ratings and the entity or issuing company. The ratings and / or opinions granted are issued on behalf of HR Ratings and not of their managerial or technical staff and they do not constitute recommendations to buy, sell or maintain any instrument, or to carry out any type of business, investment or operation, and they may be subject to updates at any time, in accordance with the rating methodologies of HR Ratings, in terms of the provisions of article 7, section II and / or III, as applicable, of the "General Provisions applicable to the Securities Issuing Companies and other Securities Market Participants."

HR Ratings bases their ratings and / or opinions on information obtained from sources that are considered accurate and reliable; however, they do not validate, guarantee, or certify the precision, accuracy or completeness of any information and they are not responsible for any errors or omissions, or for the results obtained by the use of that information. Most debt instruments issuing companies rated by HR Ratings have paid a credit rating fee based on the amount and type of issuance. The benefits of the instrument or solvency of the issuing company and, where appropriate, the opinion on the capacity of an entity with respect to the administration of assets and performance of their corporate purpose may be modified, which will affect, where appropriate, by increasing or lowering the value of the rating, without implying any responsibility for HR Ratings. HR Ratings issues their ratings and / or opinions in an ethical manner and in accordance with sound market practices and with the applicable regulations included in the website of the rating agency itself, www.hrratings.com, where documents such as the Code of Conduct, the methodologies or rating criteria and the current ratings may be checked.

The ratings and / or opinions issued by HR Ratings take into account an analysis of the relative credit quality of an entity, issuing company and / or issuance, and therefore they do not necessarily reflect a statistical non-payment probability, which is understood as the impossibility or lack of intention of an entity or issuing company to comply with their contractual payment obligations, so creditors and / or holders are forced to take measures to recover their investment, including restructuring the debt due to a stress situation faced by the debtor. Notwithstanding the above, in order to give greater validity to our credit quality opinions, our methodology considers stress scenarios as a complement to the analysis prepared on a baseline scenario. The fees HR Ratings receives from issuing companies generally range from US$ 1,000 to US$ 1,000,000 (or the equivalent amount in another currency) per issuance. In some cases, HR Ratings will provide a rating for all or some of the issuances of a particular issuing company for an annual fee. It is estimated that annual fees may vary between US$ 5,000 and US$ 2,000,000 (or the equivalent amount in another currency).



Water Operating Agencies
Debt Evaluation Methodology for Mexican Entities

Contacts

Alfonso Sales
Methodological Criteria Associate Director
alfonso.sales@hrratings.com

Ricardo Gallegos
Executive Director of States and Municipalities / Sovereign Debt
ricardo.gallegos@hrratings.com

Mauricio Prieto
Methodological Criteria Analyst
mauricio.prieto@hrratings.com

Felix Boni
Chief Credit Officer
felix.boni@hrratings.com

Pedro Latapí
Deputy Chief Credit Officer
pedro.latapi@hrratings.com

Methodology for the evaluation of the credit quality of Water Operating Agencies

This document details the methodology that HR Ratings uses for the credit evaluation of Water Operating Agencies (WOA). The analysis of HR Ratings reflects its opinion regarding the ability and willingness of an organization comply with their debt's interest and principal payment obligations in a timely and appropriate manner. The methodology details the steps for assigning the rating: the first step refers to a quantitative analysis that evaluates financial metrics and operational indicators, while the second step refers to considerations subject to the relationship that may exist between a WOA with its Relevant Subnational Agency and qualitative factors that cannot be incorporated into the quantitative analysis.

The first step of the quantitative analysis of HR Ratings analyzes historical financial information of the WOA and elaborates projections for four metrics in a baseline scenario and in a stress scenario. HR Ratings' financial metrics are based primarily on Free Cash Flow (FCF), a variable that reflects an agency's available cash flow over a period to meet its debt obligations after meeting its operating and maintenance needs. The financial metrics that HR Ratings evaluates are: (i) FCF on debt service, (ii) FCF plus cash available on debt service, (iii) net debt on the FCF (known as years of payment), and (iv) the non-financial obligations on EBITDA.

The second step of the quantitative analysis assesses the status of three operational indicators: (i) physical efficiency, (ii) commercial efficiency, and (iii) cost-to-tariff ratio. These concepts detail the WOA's ability to provide services, capture revenue and generate cash flow.

To assign the WOA rating, HR Ratings will incorporate two types of considerations. The first type refers to the case in which a WOA obtains a rating lower than that of the Relevant Subnational Agency in the quantitative analysis. In this situation the agency's rating will be like that of the Relevant Subnational Agency. This is due to the great political and social importance that the organization would have for the Relevant Subnational Agency. The second consideration that HR Ratings may incorporate refers to qualitative factors, which due to their nature cannot be incorporated in the quantitative analysis, among which the following stand out: off-balance sheet liabilities, political risk due to the change of administration of the Relevant Subnational Agency, the quality of the information, among others.

For those agencies operating under a concession, the extent to which their operation and/or administration is affected by the Subnational Agency delivering the concession will be determined.


Introduction

The Water Operating Agencies (WOA) are responsible for water supply, sewerage, sanitation and wastewater disposal. These entities belong to the municipalities and are constituted by means of a decree signed by the corresponding municipality with state authorities as witnesses. WOA are decentralized bodies that, in addition to planning and programming the provision of services, carry out, operate and maintain hydraulic infrastructure works; with the capacity to adopt the necessary measures to guarantee their financial self-sufficiency. However, water service is a fundamental right and financial independence could be relegated for providing a complete service to the population.

From the legal standpoint, Article 27 of the Constitution establishes that waters within the territory are the property of the nation, and their use, development and exploitation can be left in the hands of states and municipalities through allocations. The National Waters Law establishes the relevant guidelines for the exploitation, use or utilization, preservation, distribution and control of waters in national territory, as well as the chain of entities in charge, and establishes the National Water Commission (CONAGUA) as the highest authority in relation with the provisions of this law. However, this law does not establish national standards for the operation or structuring of water operators. Each federative entity establishes its own drinking water and sewerage law with which it determines the way these services will be provided, by following the guidelines, and by considering the needs and characteristics of each region.

Compliance with the guidelines established at the national and regional levels depends on a coordinated effort between the municipal and state authorities and the commissions present in each federative entity. Through article 115 of the Constitution, municipalities acquire full responsibility for providing public services of drinking water, drainage, sewerage, wastewater treatment and disposal. In Mexico, the administration scheme to which the WOA adhere is at municipalities' discretion. However, there is the possibility that the WOA has an intermunicipal scope and, therefore, the responsibility for the structuring and administration of the agency lies with the federative entity. The most common administrative schemes are decentralized bodies, intermunicipal bodies and concessions to private parties. The analysis team will study the situation of each water operating agency to identify their legal status and determine how they will meet their debt obligations.

A WOA is typically the only provider of water and sewerage services within a certain region. The legal aspect has already been detailed; and as far as the economic aspect is concerned, these agencies are treated as a natural monopoly, not only because of their strategic importance, but also because of the high marginal production costs. Rates must be flexible to allow WOA to cover their operation, and if possible, maintenance costs and infrastructure investment. The monopoly structure also makes it possible to discriminate tariffs based on the type of customer: residential, commercial, public and industrial customers. However, the tariff structure may depend on the political agenda of the administration.



Water Operating Agencies
Debt Evaluation Methodology for Mexican Entities

HR Ratings Rating Process

The rating process of HR Ratings, shown in Table 1, starts with a quantitative analysis that considers two aspects: a financial analysis and an operational one. The first one considers metrics that measure the cash flow capacity to meet the WOA's payment obligations, in a baseline scenario and in a stress scenario. The second one considers the main operational metrics, those that refer to the agency's ability to capture revenue.



Table 1: HR Rating's rating process

Quantitative Analysis
Financial Analysis
(70% share)
Operative Analysis
(30% share)
1) DSCR = FCF / DS
2) DSCR + Available Cash
3) Years of Payment = Net Debt / FCF
4) Non-Financial Liabilities / EBITDA
1) Physical Efficiency
2) Commercial Efficiency
3) Cost-Tariff Ratio
Qualitative Analysis
Relationship with the relevant Subnational entity (if applicable)
Considerations in terms of notches
(in any direction)

Source: HR Ratings.

For HR Ratings to be able to assign a credit rating to the WOA, it may incorporate two types of additional considerations. The first one refers to the case in which after a quantitative analysis, a WOA obtains a rating lower than that of the Relevant Subnational Agency. In this situation, the agency's rating will be matched with that of the Relevant Subnational Agency. This is because drinking water and sanitation are fundamental human rights, so the WOA has great political and social importance for the Relevant Subnational Agency.

The second consideration that HR Ratings may incorporate, after the quantitative analysis and the adjustment detailed in the previous paragraph, is of a qualitative nature and is due to factors that by their nature cannot be incorporated into the quantitative analysis.

In the cases in which HR Ratings applies a qualitative adjustment based on the support from the relevant Subnational, the rating assigned to the WOA will not surpass the rating of the relevant Subnational.


Quantitative Analysis of WOA

The quantitative analysis of HR Ratings focuses on two aspects: the first one refers to the financial analysis that considers four metrics that evaluate the solvency and liquidity of the WOA. The second part relates to an operational analysis that focuses on the Agency's ability to deliver the service and capture revenue. The financial analysis has a value of 70% over the quantitative analysis, while the remaining 30% corresponds to the analysis of operational metrics.

Financial Evaluation of the WOA

The financial analysis developed by the HR Ratings analysis team uses the WOA's financial statements to develop projections in a baseline scenario and in a stress scenario. The first one reflects the development that the HR Ratings analysis team considers the most probable one, and the second one incorporates stress factors on sales volume, tariffs, operating costs, interest rates, etc.

Historical values are also considered when determining the rating, not just the projections of both scenarios. In general, HR Ratings will use the WOA's financial information for at least the last three years, and with respect to the periods that will receive value in the financial analysis, the last historical year, the current year and at least the projections for the following three years will be considered. The current year receives the greatest weight in the analysis, while the value of the projection decreases as it moves further away from the present.

It is important to point out that the weightings that each metric receives, as well as its value with respect to the period it represents, will be identical for the WOA rated by HR Ratings. This will also apply to the weight of the baseline and stress scenarios.

The main steps in financial analysis are described below:

1. The analysis team, with historical information, elaborates the projections of the baseline scenario and the stress scenario, which are weighted 70% and 30% respectively.

2. A weighted average of each metric is calculated considering its value in different years. The current period receives the largest weighting and the weight decreases as the value moves away from this period. Weights must be equivalent between scenarios. To determine the current year, HR Ratings must have information for at least three quarters of the year.

3. Each metric is assigned a score according to its strength.

4. The score for each metric is weighted and the weighted average for each scenario is calculated. Weights must be equivalent between scenarios.

5. A weighted average is applied to the results for each scenario.

The four metrics that HR Ratings weighs in its financial analysis, which seek to capture both the liquidity and solvency of the organization, are detailed below:


a) Debt Service Coverage Ratio (DSCR)
(25.0% of financial analysis)

This metric measures WOA's ability to pay its debt obligations in each period through the cash flow available to meet payment obligations. For an agency to maintain an income flow they need to have an efficient operation, and in the opinion of HR Ratings, they need to maintain the productivity of physical capital, so the flow available for debt service must be net of maintenance Capex[1]. In addition, a WOA might receive some transfer from the Subnational agency assigned to several investment projects; this flow must also be considered when calculating the flow available for debt service. With respect to debt service, payments of interest for the period and mandatory amortizations in the same period must be considered. This metric is described as:

$$DSCR = \frac{FCF}{DS}$$

Where: *free cash flow* is represented by *"FCF"* and *debt service* by *"DS"*. The calculation of these variables is detailed below:

a.1) Free Cash Flow

HR Ratings defines FCF as a measure of operational activities and, therefore, it is different from financial and investment activities. The FCF incorporates the concept of the company as a viable entity *(going concern)* by including the concept of investment costs for maintenance (maintenance Capex)[2].

A WOA usually has a clear purpose: to maintain operational continuity to guarantee the quality and reach of their service. This purpose implies covering the maintenance Capex adequately to maintain stability in their productive capacity. In general, HR Ratings expects that the investment related to the improvement or extension of the water system should be covered by extraordinary revenues of the agency or directly by the Subnational Agency. However, WOAs that generate a considerable FCF and that maintain a DSCR above one and with enough margin will be able to use their current revenues to finance infrastructure investment. The FCF is typically determined as:

FCF = EBITDA + Working Capital + Maintenance Capex

Where EBITDA maintains its standard definition (earnings before payment of interest, taxes, depreciation and amortization), *working capital* refers to the change of non-interest-bearing assets and liabilities that allow for identifying cash movements, and *maintenance Capex* refers to the maintenance of the physical capital necessary to sustain the operation of the agency. In addition, HR Ratings should identify whether there is cash assigned to cover investment projects, or other objectives, since this restricted cash must be subtracted from the FCF.

---

[1] Maintenance Capex estimated by HR Ratings considers plant and equipment depreciation.

[2] In general, the FCF is generated by operating activities, minus a maintenance Capex estimation, and it may include dividends received from related companies. As far as operating activities are concerned, HR Ratings can make a distinction between basic working capital (accounts receivable from customers, change in inventories and accounts payable to suppliers) and other activities.



In calculating the FCF, the analysis team will be able to identify trends that are potentially harmful to the agency. One of the most relevant examples relates to the accumulation of accounts receivable. Due to the strategic and social importance of water services, the agency might face significant political and social challenges to collect late fees. When estimating working capital, the accumulation of accounts receivable will generate a significant FCF contraction. Another relevant example refers to the accumulation of liabilities without financial cost. Accumulating liabilities with suppliers or with certain institutions increases FCF, although it might eventually result in flow contraction.

a.2) Debt Service

Debt service (DS) includes mandatory principal payments and interest payments. In accordance with the "Corporate Debt Credit Risk Evaluation Methodology", published on May 14, 2014, the cost of derivatives used to cover the debt may be included. Also, if the agency has a short-term debt that has been refinanced multiple times throughout the year, the amortization component within the *DS* metric will consider the total value of the short-term debt at the end of the previous fiscal year and will not consider non-compulsory advance payments. Short-term debt carries a significant refinancing risk, especially for an agency that would otherwise have a weak credit profile.

There are cases in which accrued and paid interest normally charged to net profit are capitalized instead to an assets account. In these cases, the methodology assumes that these payments are part of the debt service.

b) DSCR with Cash
(20.0% of financial analysis)

To include the *DSCR + Available Cash* metric, the methodology will consider the cash on hand at the end of the relevant fiscal year or quarter. These assets include any funds that can be used for debt service; however, the analysis team must identify when an asset, which is cash, is restricted to a use other than debt service. Additionally, cash value is limited by the fact that cash can only be used once until operating cash flow enables accumulation of new reserves. The formal expression is as follows:

$$DSCR + Available\ Cash\ = \frac{FCF\ with\ Available\ Cash}{DS}$$

DSCR metrics can vary considerably according to the term on the debt or to the type of amortization, whether targeted or mandatory amortization. For example, in cases where there is some targeted, non-mandatory amortization with some grace period, projected coverage metrics might be high up to the year in which such amortization is incorporated and coverage falls significantly.


c) Years of Payment Ratio: Debt Service and Amortization Schedule
(35.0% of financial analysis)

The "years of payment" metric is measured as the amount of net debt over the FCF LTM. A high value for this metric suggests that the viability of the water operating agency, in the long term, may be at risk even though it currently faces low amortization payments. This metric is defined as:

$$Years\ of\ Payment = \frac{Net\ Debt}{FCF}$$

Net debt must consider the total amount of gross debt, as well as the assets available to meet these liabilities. However, HR Ratings must identify cash that is restricted for non-debt service activities to exclude it from the amount of available assets.

The coverage metrics detailed earlier in this section analyze the liquidity of the WOA; in contrast, the *years of payment* metrics capture solvency by measuring how many years it would take the FCF to cover total debt obligations. For example, in the coming years, an agency might face high debt service coverage due to certain amortization curves in long-term issuances or structures. If the debt profile of the agency is such that debt service is declining, coverage metrics may not reflect that pressure on cash flow, which will eventually fall.

This metric will also make it possible to show the opposite case, when debt obligations in the coming years maintain a limited pressure on the FCF, but which, due to the debt profile, might grow considerably later.

The Financial Discipline Law and the projection of new debt disposal

In the HR Ratings projection of gross debt, the estimation of new debt disposal must be considered. This will be limited according to the value of the metrics set forth in Article 44 of the "Law of Financial Discipline of Federal Entities and Municipalities":

1) Public debt and unrestricted income obligations.
2) Debt service and free disposal of income obligations.
3) Short-term obligations and suppliers and contractors, minus amounts of cash, banks and temporary investments, over total income.

In accordance with Article 45, the entity's indebtedness will be evaluated as: "sustainable", "under observation" or "high". And according to Article 46 the first case will have a debt ceiling of up to 15% of the free disposable income (FDI), the second case will have a ceiling of up to 5% of the FDI and the third case will not be able to acquire any more debts.

The FDI is that which considers any source of income, minus the one that has been allocated to a specific activity or which has been affected to cover the debt service of any structured issuance.


d) Non-interest-bearing liabilities on EBITDA
(20.0% of financial analysis)

The fourth metric measures the weight that non-interest-bearing liabilities have on the agency. This indicator considers any form of liability that does not generate a financial cost, such as liabilities with suppliers, contractors and other government entities, such as CONAGUA (National Water Commission) and CFE (Federal Electricity Commission). It also measures, if identified, contingent liabilities, such as pensions, litigation and legal obligations with employees, customers, etc. The metric is expressed as:

$$NIBL = \frac{\textit{Non-interest-bearing Liabilities}}{\textit{EBITDA}}$$

EBITDA is used as the denominator in this metric. Coverage estimated by HR Ratings, detailed in this section, has the role of measuring the cash flow available for debt service by giving priority to keeping the operation of the WOA stable. This metric measures the weight of liabilities that do not generate financial costs, but the flow available to meet the liabilities is that which corresponds to the operational result, since any movement on the liabilities will influence the calculation of working capital.

Operational Evaluation of the WOA

For HR Ratings, operational metrics must be valued beyond their impact on the WOA's ability to generate income. The indicators used by HR Ratings are: (i) physical efficiency, (ii) commercial efficiency, and (iii) cost-to-tariff ratio. To determine the strength of an organization, HR Ratings compares the indicator to the rest of the WOAs. The indicators chosen are described below:

The steps described, as well as the weightings of each factor in both scenarios, apply to all WOAs rated by HR Ratings.

The main steps in the operational analysis are described below:

1. Assign a score to each operational indicator according to its strength. The most recent value of each indicator is considered.

2. A weight is assigned to the score of each indicator and the weighted average is calculated. Weights must be equivalent for all entities rated by HR Ratings.

The three metrics that HR Ratings weighs in its operational analysis, which seek to reflect the agency's ability to capture revenue, are detailed below:

a) Physical Efficiency
(40.0% of operational analysis)

The physical efficiency *metric* "E_{FIS}" (Spanish acronym) measures the ratio between the volume of water billed and the volume of water produced. Reduced levels often suggest that the WOA requires higher operating expenses to meet demand, which might compromise the flow available for debt service. The indicator is presented as:



$$E_{FIS} = \frac{V_{AF}}{V_{APP}} * 100$$

Where the volume of water billed is presented as "V_{AF}" (Spanish acronym) and the annual volume of drinking water produced as "V_{APP}" (Spanish acronym), both expressed in cubic meters (m³). By reducing physical leaks, it is reasonable to conclude that the volumes of water saved would serve to reduce the depletion of the aquifer and the cost of water distribution. The relevance of this metric increases in arid zones where the availability of the resource decreases and, consequently, the expenses necessary for the agency to meet the demand of the population it serves, increase. Under an economies of scale scheme, solving the first losses represents a lower cost.

b) Commercial Efficiency
(40.0% of operational analysis)

The *commercial efficiency* metric assesses the relationship between service billing and payment. To measure this metric, the following formula is used:

$$E_{COM} = \frac{V_{AP}}{V_{AF}} * 100$$

Where the *volume of water paid for* is represented by "V_{AP}" (Spanish acronym) and the *volume of water billed* by "V_{AF}" (Spanish acronym), both expressed in cubic meters (m³). The commercial inefficiencies are constituted by loss accounts (users with uncollectible accounts), lack of timely billing, inadequate classification of users, undue payment exemptions, lack of collection and service cut-off to users with delinquent accounts. It is usually much more profitable and easier to deal with commercial inefficiencies than with physical inefficiencies, among others. A high level of commercial efficiency is indicative of a well-managed agency with clear and effective processes for charging for their services.

c) Cost-to-tariff ratio
(20.0% of operational analysis)

The *cost-to-tariff ratio* metric "R_{CT}" (Spanish acronym) measures the relationship between the production cost of the water service and the tariff applied. The WOA must maintain healthy finances through the establishment of a tariff that allows for the operation of the systems to continue. The tariff established is the operating agency's main instrument to ensure service quality and coverage. This indicator is presented as:

$$R_{CT} = \frac{T_{MD}}{C_{VP}}$$

Where the *cost per volume produced* is represented by "*CVP*" and the *average home tariff* by "*TM*" (Spanish acronym).



The tariff implemented must serve different purposes, such as accumulating funds for new programs and covering the entire target population, by considering a monopoly structure. However, the average income of the areas supplied, and service coverage must be considered, since access to these is a fundamental right.

Rating Assignment

HR Ratings' quantitative analysis is the basis for assigning the WOA's rating. The next step incorporates concepts that will enable HR Ratings to assign the rating. The first of these concepts refers to the relationship between the WOA and the Relevant Subnational Agency. The second one corresponds to qualitative adjustments that will make it possible to consider factors that, by their nature, cannot be incorporated into the quantitative analysis.

Relationship with the Relevant Subnational Agency
The first consideration that HR Ratings may incorporate refers to the case in which a WOA, after the quantitative analysis, obtains a rating lower than that of the Relevant Subnational Agency. In this situation the agency's rating will be matched with that of the Relevant Subnational Agency. This is because clean drinking water and sanitation are fundamental human rights, so the WOA has great political and social importance for the Relevant Subnational Agency. In the opinion of HR Ratings, this implies that there will be support for these agencies to maintain the productive capacity necessary to supply the target population. Subnational Agency's support can take many forms, from regular transfers to maintain operational activities, transfers allocated to investment projects, extraordinary transfers in situations of financial stress, etc.

In the cases in which HR Ratings decide to apply these adjustments, the rating of the WOA will not surpass the rating of the relevant Subnational.

For this consideration, the Relevant Subnational Agency must be determined; sometimes it will refer to the municipality, but in certain circumstances WOA cover multiple municipalities or even an entire federative entity. In its report and in its analysis committee minutes, HR Ratings will detail which entity fulfills this role and will justify its decision.

Qualitative Adjustments
The second consideration that HR Ratings may incorporate, after the quantitative analysis and the adjustment detailed in the previous section, is of a qualitative nature and is due to factors that, due to their nature, cannot be incorporated into the quantitative analysis. This consideration will apply in any direction in terms of *notches*.

Some of the factors that may be considered are listed below:

1) Non-measurable or off-balance-sheet contingent liabilities, such as labor disputes or awards, unrecognized debts, etc.;
2) Political Risk associated with any change in the administration of the Relevant Subnational Agency;
3) Quality of the information provided to HR Ratings. This factor considers whether the financial statements are audited.

The considerations incorporated will be proposed by the analysis team or by the committee itself, and they will be detailed in the analysis report and/or in the minutes corresponding to the analysis committee.


Appendix: Ranges for Ratings by Metric

Table 2 shows the values that HR Ratings typically observes in entities rated at the indicated level.

Table 2: Ranges for assigning a rating per metric.					
Financial Metrics	**AAA**	**AA**	**A**	**BBB**	**BB**
Free Cash Flow (FCF) / Debt Service	Above 2.0x	Above 1.5x	Above 1.0x	Above 0.6x	Above 0.4x
FCF + Available Cash / Debt Service	Above 3.8x	Above 2.7x	Above 1.8x	Above 1.1x	Above 0.6x
Net Debt / Free Cash Flow (FCF)	Below 2.4x	Below 6.3x	Below 11.5x	Below 15.0x	Below 17.8x
Non-interest-bearing Liabilities / EBITDA	Below 1.25x	Below 1.50x	Below 3.25x	Below 5.85x	Below 9.70x
Operating Metrics	**AAA**	**AA**	**A**	**BBB**	**BB**
Physical Efficiency	Above 65.0%	Above 60.1%	Above 58.3%	Above 53.3%	Above 43.6%
Commercial Efficiency	Above 77.5%	Above 76.2%	Above 72.6%	Above 66.0%	Above 53.3%
Cost-to-Tariff Ratio	Above 1.8x	Above 1.7x	Above 1.5x	Above 1.2x	Above 0.8x

Source: HR Ratings.



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HR Ratings (2014). *Credit Risk Assessment of Corporate Debt*. [PDF] Mexico City: HR Ratings. Available at: https://www.hrratings.com/docs/metodologia/Evaluacion%20de%20Riesgo%20Crediticio%20de%20Deuda%20Corporativa%201.pdf [Accessed Dec. 13, 2018].

HR Ratings (2014). *Methodology for Unsecured Ratings of Public Finances of Mexican States*. [PDF] Mexico City: HR Ratings. Available at: https://www.hrratings.com/docs/metodologia/Calificacion%20Quirografaria%20de%20Estados%20Mexicanos.pdf [Accessed Dec.13, 2018].

HR Ratings (2015). *Methodology for Unsecured Ratings of Public Finances of Mexican Municipalities. Methodology Addendum*. [PDF] Mexico City: HR Ratings. Available at: https://www.hrratings.com/docs/metodologia/Adenda%20Deuda%20Quirografaria%20Municipios%20Español.pdf [Accessed Dec. 13, 2018].



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The ratings and/or opinions issued by HR Ratings consider an analysis of the relative credit quality of an entity, issuing company and/or issuance, and therefore they do not necessarily reflect a statistical probability of default, understood as the impossibility or unwillingness of an entity or issuing company to comply with its contractual payment obligations, with which creditors and/or holders are forced to take measures to recover their investment, including restructuring the debt due to a stressful situation faced by the debtor. Notwithstanding the above, in order to give greater validity to our credit quality opinions, our methodology considers stress scenarios as a complement to the analysis elaborated on a baseline scenario. The fees that HR Ratings receives from issuing companies generally range from US$1,000 to US$1,000,000 (or the equivalent in other currency) per issuance. In some cases, HR Ratings will rate all or some of the issuances of a particular issuing company for an annual fee. Annual fees are estimated to range from $5,000 to $2,000,000 (or the equivalent in another currency).



Partial Guarantees for Structured and Unsecured Debt Issues

Debt Methodology

March 2019

Contacts

Alfonso Sales
Methodological Criteria Associate Director
alfonso.sales@hrratings.com

Roberto Soto
Associate Director Public Finance / Infrastructure
roberto.soto@hrratings.com

Roberto Ballinez
Senior Executive Director Public Finance / Infrastructure
roberto.ballinez@hrratings.com

Fernando Sandoval
Executive Director Financial Institutions / ABS
fernando.sandoval@hrratings.com

Felix Boni
Chief Credit Officer
felix.boni@hrratings.com

Pedro Latapí
Deputy Chief Credit Officer
pedro.latapi@hrratings.com

Methodology to incorporate Partial Guarantees into the credit analysis process for different types of assets.

This methodology is applicable to all credits or issues of structured or unsecured debt rated by HR Ratings and which have a Partial Guarantee (PG). This document discusses the concepts and outlines the methods for incorporating these PGs into the different types of assets. The method of incorporation will be followed on any rating process conducted by the analysis team; starting, in most cases, with the assumption that the partial guarantee represents a credit enhancement.

In general terms, HR Ratings considers a partial guarantee a mechanism whose purpose is to improve the credit quality of a credit or issue, whether they are structured or un secured products, through the commitment of a third party to unconditionally and irrevocably cover a portion of the debt placed. In practice, this portion is generally determined as a fixed percentage of the outstanding balance on the debt, which is backed by an agreement signed between the issuer/borrower and the guarantor (third parties may be included as necessary).

Therefore, HR Ratings does not consider as partial guarantee any pledge included in the flows to be securitized or which is explicitly pledged as part of the source of payment for the debt. This methodology addresses only the following: (i) partial guarantees determined as a fixed percentage of the outstanding balance, (ii) reserves set up through a trust, and (iii) guarantees that represent a percentage of the amount placed.

A legal opinion must be obtained from an independent law firm for HR Ratings to incorporate this credit enhancement into the evaluation of a credit or issue. This legal opinion is meant to determine if the relevant legal documentation will ensure in a satisfactory manner, among other things, that the partial guarantee is irrevocable and unconditional; as well as clearly stating that the funds will be used exclusively to service the debt on the credit or issue. However, for jurisdictions or legislations that do not require a legal opinion, by law, the Analysis Committee may assign a rating without the legal opinion.

It's important to note that effect of a guarantee is only considered when the credit quality of the guarantor is better than the credit quality of the issue or credit it is intended to back.

The different sections of this document offer, first, a general framework that defines the concepts necessary to understand how partial guarantees operate, considering the differences between each class of asset and their application according to the criteria of each methodology. The following three sections discuss the method for assessing partial guarantees applied on i) non-structured unsecured debt, ii) structured bank credits and notes of Mexican states and municipalities (revenue sharing obligations, RSO), iii) debt for infrastructure projects, and iv) debt for projects that are rated through future flows and financial asset debt.


Characteristics of a partial guarantee and its legal analysis

This section discusses the general characteristics of partial guarantees as well as those that must be satisfied to be considered as such and to be assessed according the methods outlined in this document. In addition, details are offered for the elements to be analyzed in a legal opinion, which should be satisfactory so that HR Ratings can incorporate the guarantee into the rating process for the credit or issue. In the case of issues or credits carried out according to legislations outside of Mexico, the Analysis Committee may proceed with the assessment without a legal opinion, provided the law does not expressly require a legal opinion from an independent law firm. The decision of the committee will be reflected in the minutes and/or corresponding report.

HR Ratings defines partial guarantee as any instrument granted by a third party (guarantor), by which they commit to partially covering the financial obligations of a issue or credit. This is based on a percentage determined on the outstanding balance on the debt or a guaranteed amount.

The debt may be structured or unsecured, and this will determine the method used to assess the guarantee. The guarantor, meanwhile, may be a financial or a non-financial entity, provided they have a credit rating higher than that for the debt the guarantee is intended to back.

The characteristics the independent legal opinion looks at, for the purposes of this methodology include:

- The legal documentation for the guarantee should clearly state that the resources from the guarantee will be used solely to service the debt;
- The guarantee agreement should specify the times and conditions necessary for the activation and execution of the payment in full of the guaranteed debt, considering the percentages and/or amounts specified;
- The guarantee must be irrevocable, meaning there are no clauses that would permit the guarantee to be cancelled before the total repayment of the rated debt, or if such clauses were to exist, they would only be effective in certain circumstances;
- The guarantee must be unconditional. The payment will not be subject to any additional condition, beyond the availability of funds from the debtor to cover its payment obligations and compliance with the process for notifying the guarantor, so that they may fund the payments in a timely manner;
- In the case of guarantees on structured debt, the repayment of the amounts drawn from the guarantee must be subordinate to the debt service in the debt's payment waterfall. This repayment may be made with the structure´s remaining resources after debt service;
- In the case of guarantees on unsecured debt, the obligations for the repayment of the guarantee, within the analysis, should not jeopardize the capacity of the issuer to satisfy their payment obligations on the rated debt.

In addition to the characteristics that have been described, the HR Ratings analysis team will review the additional attributes of these types of contracts, to appropriately incorporate the benefits of the guarantee into the analysis. However, if because of its complexity, any characteristic cannot be incorporated into the HR Ratings financial model, the analysis committee may assign a qualitative adjustment, which will be detailed in the analysis report and/or the committee's minutes. Some of the most common characteristics include the following:


A)   Revolvency: Guarantees may be revolving or not revolving. A revolving guarantee will consider in the available total any amount that has been drawn in previous periods and paid to the guarantor as established in the respective agreement. On the other hand, a non-revolving guarantee will not consider amounts drawn and repaid as available.

B) Draw and Amortization (or repayment) Periods. Guarantee agreements should clearly specify the draw and repayment periods. The draw date should cover the full term on the debt, while the amortization period will usually start after the draw period has ended. During this last period, the flows generated by the asset that backs the debt should be used to amortize the whole of the amount drawn on the guarantee, as well as the interests that may have been capitalized, as laid out in the agreement. However, both the guarantee agreement and the debt documents may permit early payments on the guarantee if there are remnant flows. When this is the case, it will be important that any payment of principal or interest on the guarantee is completely subordinated to the payment of the debt and, insofar as possible, incorporated into the financial model.

C) Guaranteed Amount. In general, the guaranteed amount will be defined in each period based on the outstanding balance and percentage guaranteed, and sometimes may correspond to a percentage of the amount placed. It may also be limited to a fixed amount determined in the guarantee agreement.

D) **Amount Available.** The amount available will, in addition to the amounts drawn in previous periods, depend on the characteristics established in the guarantee including its revolvency. HR Ratings defines a guarantee as frozen when the percentage it covers, and therefore the amount available, is fixed for a specific period. Meanwhile a non-frozen guarantee refers to that where the available amount is not fixed despite having been used.

E) Amount Drawn. Amounts that have been used from the guarantee to cover debt obligations.

F) Consideration. Defined as the payment the party contracting the guarantee makes to the guarantor from time to time, for the guarantee to remain effective.

G) Conditions for default and early termination. The analyst will determine whether the conditions stipulated represent a credit enhancement or risk to the structuring.

H) Guarantor's Rating. The analyst will consider the rating of the guarantor to assess the quality of the guarantee. When the guarantee is a liquid reserve fund, already set up and available through a trust, the equivalent rating will be considered as HR AAA.

It's important to note that the characteristics detailed here are only the most common that exist in guarantee agreements. Additionally, the potential impact of a partial guarantee will be assessed during the annual review of the instrument for which it was established.

Partial guarantees on unsecured debt[1]

The different HR Ratings methodologies provide the process and the metrics considered to assign a rating to the unsecured debt (non-structured) of an entity, whether it be a state

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[1] This section refers primarily to unsecured guarantees for corporations and financial institutions, although they may also apply to states and municipalities.


or municipality, a corporation, bank or a non-bank financial institution, etc. As the source of payment is not isolated in these cases, and it may also serve more than one debt instrument at a time, the rating for the non-structured debt is linked to the rating for the issuer or borrower. To improve this rating, the issuer or borrower may contract a third-party guarantee, or establish a reserve in a separate trust that would provide liquidity to the non-structured debt in stress situations.[2]

In general terms, HR Ratings will increase the debt rating one notch for every 15% that is guaranteed. This is subject to the guarantor having the maximum credit quality on the local Mexican scale. When the guarantor does not have an HR AAA or equivalent rating, the guaranteed amount will be reduced as noted in Table 1.

Table 1: Guarantor´s Rating Factor			
HR AAA	100%	HR A+	80%
HR AA+	95%	HR A	75%
HR AA-	85%	HR A-	70%

Source: HR Ratings.

This table shows that if the guarantee covers, for example, 20% of the outstanding balance on the guaranteed issue, but the guarantor has a rating of HR A-, only 14% of the outstanding balance will be taken as guaranteed. It's important to note that if the guarantor's rating is equal to or less than the issuer's rating, HR Ratings will not incorporate this instrument into the analysis.

Liquid funds offered as a credit enhancement for this type of debt, and which preferably are constituted through a management trust, will add one notch to the rating for secured debt for every 15% these resources represent in the current outstanding balance. This is because a liquid fund is considered to hold a credit rating equal to HR AAA. When the funds need to be generated, the analyst will assess the future capacity of the asset that will generate the cash to constitute the guarantee. Additionally, the HR Ratings analysis team will assess the liquidity of different assets for these to be included in this line. For example, debt paper with the highest credit quality. The analysis team may qualitatively assign one notch if they identify a credit enhancement that cannot be incorporated quantitatively, or only under specific conditions.

Partial guarantees on structured bank credits and debt issues of public entities (Revenue Sharing Obligations)

General Characteristics and Concepts

This section considers partial guarantees that are contracted to cover the structured debt obligations of both Mexican states, municipalities, and of decentralized government agencies that may contract debt whose source of payment is found in federal revenue or some type of self-generated revenue.

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[2] The analysis team will identify the execution mechanism to ensure the liquidity the guarantee is intended to provide is immediate and unconditional. When the guarantee is offered through a third party, the credit rating will be monitored.



It's important to mention that although this type of guarantees may be offered by a public or private financial institution, domestic or international, only development banks have offered them for the states, municipalities and decentralized government agencies debt structures rated by HR Ratings.

The credit rating of the guarantor is a relevant factor that the analysis team will look at to determine the credit enhancement the guarantee gives to the bank credit or debt issue. If the characteristics of the guarantee agreement cannot be incorporated into the flow estimates, the analysis team may consider the guarantor's credit rating as an Extraordinary Adjustment Consideration.

If the guarantee can be incorporated into the financial model, the guarantee amount will be the result of multiplying the percentage guaranteed by the factor associated with the guarantor's rating, as shown in Table 1. The resulting amount will be that considered in the analysis process and in the calculation of the Target Stress Rate (TSR).

It's important to note that if the credit rating for the guarantor is equal to or lower than the rating given to the structure without guarantee, then HR Ratings will not consider that instrument in the analysis.

General rating process for structured products for States and Municipalities

The HR Ratings "Methodology for Structured Products for Mexican States and Municipalities: Debt backed by Federal Transfers to States" (January 24, 2013) outlines the process for assessing state and municipal structures. This process is based on the calculation of the TSR, which is described in general terms following:

1. HR Ratings stresses the pledged revenues in its projections, cyclically. This revenue usually refers to *Ramo 28* Federal Transfers.[3] The methodology details the process for stressing *Ramo 28*.

2. The HR Ratings analysis team determines, according to the projection of the stressed revenue and the structured debt servicing, the point at which the structure will show the minimum coverage. The Critical Stress Period is built considering six periods before and six periods after.

3. The revenue will be stressed in the Critical Stress Period through the TSR, to the point where the secondary debt coverage drops to exactly one. This coverage considers the reserves, which these structures typically have.

4. The TSR has an important additional restriction, and this is that the stress on the revenue must be such that the structuring can replenish the reserve in a Post-Critical Stress Period, using its remnants.

5. The Post-Critical Stress Period starts when the Critical Stress Period ends, and its length is determined according to the target balance amount of the reserve. For example, if the reserve represents three debt servicing periods, the Post-Critical Stress Period will be three periods.

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[3] According to the HR Ratings methodology, and corresponding addenda, the pledged revenue may also refer to self-generated revenue.



In summary, the critical stress period is t_{-6} to t_6, during which the TSR penalizes the stressed revenue until the secondary coverage reaches 1.0x, meaning the reserve is fully depleted, considering the restriction discussed in point 4. Diagram 1 shows the rating process.



Diagram 1: Structured Products

Source: HR Ratings.

The Post-Critical stress period starts at t_6 and continues until t_{6+a}, with *a* being a whole number defined according to the following:

$$a = \begin{cases} 1 \ if \ the \ reserve \ is \ equal \ to \ one \ debt \ servicing \\ \vdots \\ i \ if \ the \ reserve \ is \ equal \ to \ i \ debt \ servicings \end{cases}$$

Where *i*, and therefore *a*, is a whole number and could be zero if the structuring does not have a reserve to cover the debt servicing.

Process for modeling the partial guarantee

When there is a guarantee, the model allows for the resources available under the guarantee to be used during the Critical Stress Period, in addition to the reserve. The Post-Critical Stress Period will need to be modified to also replenish the partial guarantee, considering the payment of the interest accrued. Diagram 2 shows the rating process incorporating a partial guarantee.





Diagram 2: Partial Guarantee for a Structured Product

Post-Critical Stress Period
Minimum Coverage
t_0
t_{-6}
t_6
t_{6+a}
t_{6+a+n}
Critical Stress Period
Post-Critical Stress Period Extension

Source: HR Ratings.

When there is a guarantee and its resources are used, the Post-Critical stress is extended *n* additional periods starting t_{6+a}, where *n* is the maximum whole resulting from dividing the percentage guaranteed by 5. This means that one additional period is added for every five percent (5%) guaranteed. For example, a guarantee that covers 25% of the outstanding balance will imply an extension of five periods, during which the amount used will be paid along with the corresponding interest. This process is summarized as:

$$n = \left\lfloor \frac{Percentage\ Guaranteed}{5} \right\rfloor$$

The balance TSR should be such that the whole of the reserve can be used and only the amount that can be repaid at the end of the extended Post-Critical stress period is drawn from the guarantee, considering the interests this draw would accrue, when this is the case.

Development of the Model

As a rule, the guarantee is incorporated into the rating process through the projection of future payments the guarantor would make, according to the terms and conditions of the corresponding agreement and the payment waterfall of the structure.

By consequence, the analysis would assume that, under certain conditions and according to that stipulated in the guarantee agreement, the source of payment for the debt will be complemented with the additional resources from the guarantee. This could aid the borrower to cover the debt servicing payments. Regardless, the effect of this additional source of resources on the credit rating for the structure will be reflected in the calculation of the TSR and, by consequence, in the credit rating given.

It's important to mention that the support the guarantee provides, in terms of resources, will be considered an additional flow to the source of payment and to all the other resources available within the structuring.[4] Therefore, this will not have a direct impact on the calculation of the primary or secondary debt service coverage ratio.

[4] The existing resources in a reserve consider available resources within the structuring to pay the debt servicing.


Technically there are two possible cases where the guarantee would be involved, which will depend on the average primary debt service coverage during the Post-Critical Stress Period. These cases are described following:

Case 1

- When the average primary debt service coverage is equal to or greater than 2.0 times (x) in the Post-Critical Stress Period, without extending the period for the repayment of the guarantee. The remnants accumulated during the Post-Critical Stress Period, without extending, generally exceed what is needed to replenish the reserve to its target amount.

Since the average primary coverage in this case is equal to or greater than 2.0x during the Post-Critical Stress Period, the reserve fund would be fully depleted during the Critical Stress Period, the target amount could be replenished with the remnants, and the TSR would benefit from the use of the guarantee.

Conceptually, this is the simplest case. The structure may use the guarantee on the condition that the projected remnants, during the extension on the Post-Critical Stress Period, can replenish the resources used from the guarantee, including the interests accrued and, as applicable, capitalized.

When the average primary coverage is strictly greater than 2.0x during the Post-Critical Stress Period, there is an additional restriction as the structure will use its remnants to cover the servicing of the guarantee prior to the end of the Post-Critical Stress Period. This means that for a guarantee that covers 25% of the outstanding balance, the structure will have more than five periods to cover the amount borrowed from the guarantee and the accrued interest. Therefore, HR Ratings will only consider the remnants available for the repayment of the servicing on the guarantee at an amount equal to the sum of those accumulated during the Post-Critical Stress Period.

Case 2

- When the average primary coverage is strictly below 2.0x in the Post-Critical Stress Period, without extending to the guarantee repayment period. The remnants are not enough in the Post-Critical Stress Period, without extending, to fully replenish the target balance of the reserve.

As the average primary coverage in this case is strictly less than 2.0x during the Post-Critical Stress Period, the reserve cannot be replenished with the remnants and the TSR will not permit the use of the guarantee.

To resolve this problem and incorporate the effect of the guarantee on the structuring, an adjustment to the Post-Critical Stress Period is needed. Therefore, HR Ratings will allow the reserve to be replenished in the Post-Critical Stress Period considering both the periods for the reserve to be replenished and those corresponding to the payment of capital and interest for the use of the guarantee. This would allow the whole of the reserve to be used and the credit benefits of the guarantee to be partially applied.


Partial guarantees on debt for infrastructure projects

The guarantees contracted to support the debt servicing on infrastructure projects will be incorporated into the model so that their effect on the flow of resources is considered in the base and stressed scenarios.[5] Generally speaking, the credit rating assigned to the debt structure will depend on its financial strength, which is measured through the difference between the real cumulative revenue in both scenarios. This will also consider the characteristics of each debt structure and the asset whose flows will back the debt payment.

However, as guarantees are the last resort the structure has for covering the debt servicing, their potential benefit may be underestimated in the quantitative analysis. Hence, in addition to the scenario analysis, the coverage the guarantee would give the structure is independently assessed from the debt's payment waterfall and the project's capacity to generate flows. This manner of conducting the analysis allows HR Ratings to compare guarantees with different characteristics on an issue or credit, as well as credits or issues with different characteristics on the same guarantee.[6]

The Guaranteed Debt Service Ratio (GDSCR) or "guaranteed coverage" is defined as the number of times (x) the amount available on a guarantee would cover the debt servicing (interest and principal) in a given period. Considering that the debt servicing in each period will rarely remain constant and that in most cases, the amount available on the guarantee, even when this has not been used, will decrease over time, the GDSCR will show a downward trend throughout the life of the debt. Therefore, the average of the guaranteed coverage is calculated to determine the benefit of the guarantee, considering the remaining term on the structure, and based on this, the adjustment is determined in number of notches applied to the credit rating for the structuring.

$$GDSCR_t = \frac{Amount\ Available_t}{Debt\ Servicing_t}$$

$$GDSCR\ av_t = \frac{\sum_{n=t}^{T} RCGSD_n}{T - t}$$

Where "T" refers to the periods that constitute the structure and "t" the period analyzed.

Considering the frequency of payment on the principal and interest may vary between debt structures, the average guaranteed coverage is standardized to reflect the number of months of debt servicing that the guarantee could cover if needed. This takes into consideration that, as the guarantee represents the last liquid resource for a structure, the fact that it is used would reflect a weakness in the asset or project to generate flows, the recovery of which will depend on external variables and would be beyond the scope of this analysis.

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[5] To date, the guarantees HR Ratings has evaluated for infrastructure projects have been for debt backed by revenue from highways, although the analysis could be applied for other projects. For more information on the rating process for debt backed by toll revenue, see "Methodology for Infrastructures: Debt backed by revenue from the operation of highways, tunnels and bridges" (November 6, 2015).

[6] Although this analysis does not consider the project flows, if the debt is denominated in UDIs or has a variable interest rate, the projections for the stressed scenario will be used to assess the guarantee as discussed in this section.



Based on the above, we consider that the guarantee provides enough of a credit enhancement in terms of notches, provided it can cover nine or more months of debt servicing, regardless of the payment frequency. In this regard:

1) If the average guaranteed coverage represents between 9 and 18 months of debt servicing, the guarantee could represent an additional level in the credit rating for the structure without analyzing this benefit.

2) If the average guaranteed coverage represents 18 or more months of debt servicing, the rating may be improved by two or more levels.

Lastly, considering the guarantor's rating, the concept shown in Table 1 also applies to the partial guarantees on infrastructure projects.

Partial Guarantees for other Structures or Debt Structures Backed by Financial Assets

In the case of partial guarantees on debt structures backed by financial assets, the effect of the guarantee is incorporated directly into the transaction flow depending on the activation clauses (triggers). Guarantees that do not have these triggers cannot be considered. These triggers will depend on each contract and each guarantee analyzed, therefore the assessment and evaluation of the triggers is conducted on a case-by-case basis. In the HR Ratings model, the amount of the guarantee directly influences the flow available for the debt servicing and, therefore, the estimation of the Maximum Default the structuring supports. This process has a direct impact on the calculation of the Times Default Rate (TDR) that HR Ratings uses to assign the credit rating.

$$TDR_t = \frac{MDR_t}{HDR}$$

Where "*MDR*" refers to the Maximum Default, "*HDR*" the historic default rate calculated through the vintage analysis of the asset, and "*t*" the current period.

The HR Ratings methodology for the evaluation of financial assets details the necessary TDR values to assign the rating for the structure.

Under this scheme, in general, any partial guarantee will represent a credit enhancement and the amount HR Ratings will consider in its analysis will be dependent on the rating of the guarantor, as shown in Table 1. In the case of liquid guarantees, constituted through a trust, it is assumed the guarantee has a credit quality equal to HR AAA.

For other structures not mentioned in this document, HR Ratings will include the partial guarantee in the flow projection to assess the scope of the credit enhancement.


Glossary

1. **Partial Guarantee:** This guarantee, which is typically considered a credit enhancement, refers to a contract by which a third party commits to servicing a part of a certain debt issue in the event the issuer is unable to cover the servicing.

2. **Structured Debt:** Refers to a debt mechanism that isolates, through a trust, the cash flow earmarked to service a debt issue.

3. **Unsecured Debt:** Refers to debt issues where the servicing depends on the capacity of the entity to generate enough cash flow. In this case, consideration is given to whether the issuer needs to cover various costs and expenses in addition to debt servicing.

4. **Outstanding Balance:** Refers to the amount of debt placed and pending amortization.

5. **Issuer / Borrower:** The entity that has issued the structured or unsecured debt.

6. **Guarantor:** The entity that offers cash to service a percentage of the debt issued by the issuer / borrower.

7. **Reserve:** In terms of this methodology, refers to an asset, constituted of cash that is earmarked for debt servicing in the event the free cash flow is insufficient.

8. **Debt Servicing:** Refers to the payment of interest and the amortization set by contract for each period.

9. **Remnants:** In terms of this methodology, refers to the amount of free cash flow remaining after servicing the debt.

10. **Target Stress Rate (TSR):** HR Ratings applies this rate to assess the credit quality of Sub-Sovereign debt structures. The rate penalizes the revenue the Sub-Sovereign may receive from *Ramo 28* transfers, and in specific cases, *Ramo 33* or self-generated revenue.

11. **Critical Stress Period:** Refers to a timeframe where HR Ratings stresses the income, through the TSR, for *Ramo 28* debt structures issued by Sub-Sovereigns.

12. **Post-Critical Stress Period:** Refers to the timeframe, following the Critical Stress Period, when the structuring should replenish the reserve to its target balance, and as applicable, pay the interest and the amount used from the Partial Guarantee.

13. **Coverage:** The ratio that measures the capacity of the free cash flow to service the debt, typically considering amortization and interest.

14. **Primary Coverage:** The available flows include the income generated by the assets; in the case of Sub-Sovereign debt structures, this refers to the *Ramo 28* transfers; in the case of highways, it refers to the income generated by tolls. The expenses that may be considered include, among others, administrative and operating expenses, etc.

15. **Secondary Coverage:** In addition to the income generated by an asset, sources of cash include reserves that may, or must, be used to service the debt.



Partial Guarantees for Structured and Unsecured Debt Issues

March 2019

16. **Guaranteed Debt Service Coverage Ratio (GDSCR) or "guaranteed coverage":** The number of times (x) the amount available on a guarantee covers the debt servicing (interest and principal) in a given period.

17. **Times Default Rate (TDR):** The number of times the pledged assets can be stressed in terms of the most common default rate for the type of asset rated, taking into consideration timely and full payment of obligations.

18. **Maximum Default Rate (MDR):** Refers to the maximum default rate the assets supporting a structuring can withstand while still satisfying the debt servicing.

19. **Historic Default Rate (HDR):** Refers to the most common default rate presented by similar assets to those pledged to the issuer trust.

References

The following HR Ratings methodologies accompany this document:

1) Methodology for Structured Products for Mexican States and Municipalities: Debt backed by Federal Transfers to States (January 24, 2013).

2) Methodology for Structured Products for Mexican States and Municipalities: Debt backed by Federal Transfers to Municipalities (February 14, 2013).

3) Methodology for Structured Products for Mexican States and Municipalities: Debt backed by the Self-Generated Revenue of Subnational Entities (March 22, 2013).

4) Methodology for Infrastructures: Debt backed by revenue from the operation of highways, tunnels and bridges. (November 6, 2015).

5) Methodology for Financial Assets, Debt backed by a set of financial assets. (March 22, 2019).

These methodologies can be found at: https://www.hrratings.com/es/methodology



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